

Annual Report

AND FORM 10-K

2022

PAGE INTENTIONALLY
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To the Shareholders of Titan International, Inc.

AS A COMPANY WITH A LONG HISTORY AND TRADITION, we have successfully navigated through challenging times before and are guided by a strong, entrepreneurial spirit surrounding our people and products. The unparalleled challenges that exist in today's world have reinforced that our people are the bedrock of our Company and the primary driver of our success, and most importantly, in taking care of our valuable customers. Our One Titan team approached 2022 as a year to build on the momentum that we have created in our business in recent years, and our team did an exceptional job doing exactly that, as the past year has been remarkable in a number of ways. I have spoken extensively about the strengths and how proud I am of our One Titan global team and it's great to see our team achieve an impressive level of success in 2022. Our Titan Grizz logo exemplifies the products we are proud to build, and our One Titan global team is energized by working relentlessly to engineer and manufacture market-leading products that make off-road equipment perform better. Our vision and strategy as a company is formed by this premise and serves as a guiding light throughout our organization. A core component of achieving our vision is meeting the needs of our customers through our strong technical connection to end-users of off-road equipment, and you'll see that highlighted throughout our annual report. This annual report expounds on how our team has exemplified our One Titan core values for our customers, shareholders and in how we operate together.

STRONG FINANCIAL PERFORMANCE

Titan achieved record-setting financial performance in 2022 while overcoming the numerous challenges that today's world presents.

+ Sales reached $2.17 billion, an all-time high, growing 22% from 2021.
+ Gross profit margin reached nearly 17%, up from 13% in 2021.
+ Record adjusted EBITDA was $253 million up from $135 million in 2021.
+ Record adjusted net income of $140 million and adjusted EPS of $2.20 / share.
+ Free cash flow reached a record $114 million.

+ Our balance sheet strengthened as well:
  • Cash balances improved by 63% to $160 million.
  • Our total net debt (debt minus cash balance) to adjusted EBITDA improved to 1.1 times.

Our strong performance over the last couple of years did not happen overnight, and it certainly was not an easy journey. It has taken a significant amount of fortitude and perseverance by our entire One Titan team including several strategic actions to create the path we are on today. First, we have developed a thorough understanding of our customers' needs and continuously align our products and services to ensure we are the preeminent partner to our customers. We also took actions to optimize the utilization of our global productive capacity with focus on our product portfolio, along with dedicated investments in plant assets and operations to make them more efficient. Finally, we eliminated underperforming parts of the business that didn't align to our desired financial performance and strategic direction. All of these steps were critical to rebuilding our financial strength so that we are better positioned to withstand market cycles and invest for future profitable growth. Our financial position is now much more secure and sustainable, as a result of the stronger foundation we built for the business.

SERVING OUR CUSTOMERS

Demand was robust around the world in our agriculture, construction, mining, forestry and earthmoving segments, and Titan once again proved to be a trusted partner to our customers in 2022. Helping farmers feed the world, construction operators develop projects and miners extract resources is at the heart of what we do and who we are. Our ability to meet customers' demand amidst a volatile business environment illustrates the strength of our global production footprint, which is the best and largest in the off-road wheel, tire and undercarriage industry, along with the exceptional people we have around the world. We believe our production and technical capabilities are unparalleled to meet our customers' needs, particularly as they look to mitigate risks related to the global supply chain. This combined with our expansive and innovative product portfolio further strengthens our position in the marketplace to meet the evolving needs of customers and end-users.

INVESTING FOR THE FUTURE

As we look ahead, Titan has a number of opportunities to drive growth, the core of which is our ability to win via product development and innovation. We are confident and remain firmly committed to continuing to innovate and bring new products to the market that exceed the demanding expectations of our customers and their end-users. The products we manufacture are essential to the industries and customers we serve and Titan continues to demonstrate its ability to serve as a reliable supplier, despite the dynamic operating conditions. The strong combination of product innovation, operational agility and a well-positioned global production footprint positions Titan well for the future so that we continue to evolve and grow with our customers' needs. In 2022, we continued on that premise and continued to demonstrate our product innovation capabilities, which will be explained more in-depth later in the report. To highlight a few examples, we launched new tire solutions like the Ultra Flex Technology™ (UFT™), improved upon our Titan AgraEDGE line, grew our patented Waffle Wheel product portfolio, developed new innovative track assemblies for the demanding sugar cane market, and continued to achieve solid growth with our performance-leading Low Sidewall Technology® (LSW®) wheel-tire assemblies, which grow in popularity every year and simply make farmers' equipment perform better. Our global engineering team is compiling plans for a steel track with rubber pads to be used in agricultural applications that will be unique to our industry. We will continue to invest in a prudent manner within our core businesses to drive cutting edge products into the marketplace and increase our capacity, both of which are essential to further build on our strengths. As a company, we have created a deep culture of prioritizing product development and innovation in order to meet customers' evolving needs and improve equipment performance.

Titan invests in training not just for our team but also for our dealer partners to ensure they are well versed on the many advantages of our products and understand the importance of safety on all worksites. In the U.S., our industry-unique Titan University Summit that is now in its fifth year had over 2,500 dealer-student attendees in 2022. Additionally, ITM launched a dealer training program that spanned four continents, and Titan Latin America further grew its technical training programs to dealers which improves their ability to connect with end-users.

BRANDS

Titan is proud of the strong collection of brands that our quality products in wheels, tires and undercarriages stand upon in the marketplace. We view our brands as the heartbeat of our Company and work diligently to ensure its health and strength. This core strength is evident in that Goodyear Tire and Rubber Company entrusted Titan with the Goodyear Farm Tire® brand for North America in 2005, and then further expanded the licensing agreements into Latin American in 2011 and Europe in 2015. The strength of our manufacturing operations and engineering combined with a One Titan team that deeply understands the importance of brands has enabled the Goodyear / Titan relationship to thrive for nearly 20 years. Goodyear branded LSW® tire and wheel assemblies rumble through the fields around the U.S., making equipment perform better and farmers earn more money. In Brazil, Titan has invested aggressively in capacity growth and product development that has led the Goodyear Farm Tires brand to grow impressively since 2011 and sits today as the No.1 farm tire in that major agriculture region. As brands such as Trelleborg, Mitas, and Alliance combine under the umbrella of Yokohama, a global company based in Japan, the Titan portfolio of brands and products looks to build upon our legacy with customers and end-users that has been cultivated over the past few decades and stand tall for decades to come.

FOUNDATION FOR THE FUTURE

As we look back over the past few years, the One Titan team has continued to excel in adapting to challenges with resilience and tireless effort, which enabled us to set financial records for sales, gross margin, adjusted EBITDA, and net income in 2022. Titan has built a strong foundation and the positive momentum will carry us into the future. We believe our value proposition is strong and we have a team that is committed to execution. We have an entrepreneurial culture that is at the roots of our company's foundation, that when combined with our technical and manufacturing expertise connects us to the marketplace better than anyone in our industry. This past year was a successful year for Titan's shareholders, employees and customers, and I believe we are well positioned for the future. It's our people, our One Titan culture and entrepreneurial spirit that drives this Company to serve our customers and continually strive to be successful.

PAUL G. REITZ, President and CEO

About Titan

WITH MORE THAN 130 YEARS OF EXPERIENCE IN THE OFF-HIGHWAY WHEEL AND TIRE BUSINESS, OUR DEEP HISTORY, INNOVATIVE PRODUCTS, STRONG GLOBAL FOOTPRINT AND WORLD-CLASS PEOPLE SET TITAN APART IN OUR INDUSTRY. IT'S WHY WE CONTINUE TO GROW AS A GLOBAL LEADER.

Titan is the only manufacturer with the ability to design, test and manufacture wheels, tires, tracks and undercarriage components for agriculture, construction, forestry and mining. This gives Titan a unique competitive advantage as a complete solutions provider — and with a network of dealers and distribution facilities across the globe, Titan

is the brand that OEMs and end users across the globe count on for innovative, durable products and unrivaled service. It all starts with world-class manufacturing facilities with a focus on continued improvements. Our seasoned industry experts then provide customers with the products they need to get their toughest jobs done.

Financial Summary
AMOUNTS IN MILLIONS

NET SALES



GROSS PROFIT & MARGIN[1]



[1]Adjusted gross profit and margin excludes impacts of nonrecurring asset impairments and restructuring changes.

Financial Summary

AMOUNTS IN MILLIONS

AEBITDA[1]



FREE CASH FLOW



[1]Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (AEBITDA) reflects net income (loss) excluding interest expense, provision for income taxes, depreciation and amortization expenses as well as other nonrecurring adjustments.

2022 Sales

BY MARKET AND REGION

SALES BY MARKET



8%
Consumer

55%
Agriculture

37%
Earthmoving
& Construction

SALES BY REGION



4%
Rest of World

19%
Latin America

50%
United States

27%
Europe/CIS

Investments that Pay Off

IN OUR PLANTS



NORTH AMERICA

+ Increased versatility of capacity in Bryan, Ohio, which will pay dividends for years to come.
+ Received Economic Commission for Europe (ECE) plant certification in Bryan, Ohio.
+ Invested in presses, production line and staffing at N.A. Wheel to increase small ag capacity and significantly grow OEM business in small ag space.
+ Formed the scrap reduction team at N.A. Wheel to combat rising steel prices.
+ Invested in automated mounting equipment to lower cost and reduce lead times.
+ Implemented precision cure technology in Des Moines, Iowa to improve current press output, on average, by over 8%.



LATIN AMERICA

+ Won Caterpillar supplier excellence award.
+ Won key certification from John Deere.
+ Increased energy efficiency every year since 2013.
+ Strategic plant investments returned an 11% increase in production output compared to 2021, with extensive work on improving efficiency and production capabilities across various belt building machines and a new second-stage stripwinder process.



8%

improvement in press output
in Des Moines, Iowa



11%

increase in production output
compared to 2021



£1.3m

savings from reduced energy
consumption at Titan Europe



EUROPE

Titan Europe:

+ Expanded rim line and automation capabilities in Italy.
+ Increased capacity in France to meet growing demand.
+ Achieved significant progress toward carbon neutrality through green energy sourcing and reduced energy consumption by 2.8 GWh, saving £1.3m.
+ Increased production of Goodyear Farm Tires to enable rapid growth into the OEM channel globally.

ITM:

+ Invested in energy saving projects and implemented energy management systems in all three Italian facilities, resulting in up to 12% energy savings.
+ Installed 3,000 kWp solar panels to help power the facility in Spain.
+ Reduced electricity consumption in Germany by 15%.



ASIA

+ Installed smart compressors, increasing efficiency by 83% in the Turkey facility.
+ Purchased land adjacent to the Turkey facility and gained approval for a new facility to enable expansion of product offering throughout the region.



12%

improvement in energy
saving in Italian facilities



15%

reduced electricity
consumption in Germany



83%

increased efficiency
in the Turkey facility

Investments that Pay Off
FOR OUR EMPLOYEES AND DEALERS



TITAN UNIVERSITY SUMMIT REINVENTED AS TITAN U TV

In its fifth year, Titan University has set the bar for all other regions' training programs – this year taking shape as a live-streamed hands-on program, allowing attendees to customize their own learning path and earn exclusive membership into the Titan Rewards sales incentive program.

    

6	17	2	2,500	6
days	classes	keynotes	students	countries



LATIN AMERICA SIGNIFICANTLY GROWS DEALER TRAININGS

Titan Latin America grew their dealer and customer technical training programs, focusing on increasing dealers' ability to sell and consult with customers on better field performance.

  

49	126	2,136
OTR dealers involved	ag dealers involved	dealer participants



ITM FOCUSES ON GLOBAL DEALER DEVELOPMENT
ITM launched a series of trainings for dealers across Europe, Asia, Africa and Latin America. In Brazil alone, ITM trained 20 new John Deere dealers, helping to increase sales by 41%.



36

technical trainings



662

participants



13

countries



2,700

training hours

FOR OUR COMMUNITIES



RIDE 2 A CURE RAISES $42,000 FOR CANCER RESEARCH
In its fourth consecutive year, Titan has now raised more than $100,000 total for John Stoddard Cancer Center – one of the nation's top performing cancer centers, located in Des Moines, IA.



232

local organizations supported by North America operations in 2022



5,650

participants in charity events held in Latin America



45

scholarships awarded through ITM's program since 2013



Agriculture



2022 was our best year in the Ag aftermarket."

PAUL HAWKINS, SENIOR VICE PRESIDENT OF AFTERMARKET SALES & MARKETING



A Record Year

ACROSS THE BOARD, Titan saw a significant increase in agricultural revenue in 2022 — both in the aftermarket and in the original equipment manufacturer (OEM) channel, globally. Our success was driven both by positive market conditions and the Company's actions. A combination of strong commodity prices, pent-up demand from OEM supply chain disruptions and low availability of used equipment inventory were all market factors, while Titan's continued product innovations, dealer development initiatives and strategic manufacturing decisions allowed us to grow market share in many areas and increase capacity in key products to capitalize on the strong demand.

2022 At a Glance

NET SALES



2021

$949

MILLION

PERCENT
26
CHANGE

2022

$1.192

BILLION

SALES BY REGION



2%
Rest of World

20%
Latin America

61%
United States

17%
Europe/CIS

5-YEAR TREND



$1.192B

$949

$694 $652 $634

2018	2019	2020	2021	**2022**

MILLIIONS

Global Wins



AFTERMARKET SUCCESS

Best year in U.S. Ag aftermarket

151% increase in sales through our associate dealer program in the U.S. since its inception in 2017.

15% more dealers added across Europe in 2022 vs 2021



OEM GROWTH

$400 million agreement with CNH Industrial was reached to supply wheels and tires for the next three years from Titan facilities in North America, South America and Europe to various CNH manufacturing locations.

Kubota favors Titan with exclusivity agreement on the Titan Trac Loader II tire, co-branded with Kubota on a variety of models.

Titan Europe grows wheel market share, winning new business with Kubota in France, Turk Traktor and Basak Traktor in Turkey, and Agco and CNH in Italy.

Zero to 60: Goodyear Farm Tires had a big breakthrough in the OEM channel, globally, in 2022. 60% of sales of European-produced Goodyear Farm Tires were to OEMs in 2022 – up from 0% in 2020.

U.S. WHEEL HOLDS SIGNIFICANT AND GROWING SHARE IN THE AG MARKET.



TO MEET THE GROWING OEM DEMAND in the small agricultural segment, Titan made strategic investments in equipment and staffing in the Quincy, Illinois facility in order to capitalize and enable growth.



25%

REVENUE GROWTH in small ag from 2021-22

Product & Innovation Highlights

ULTIMATE FLEX TECHNOLOGY™ (UFT™) — A UNIVERSAL TIRE SOLUTION

Titan has once again pioneered an industry-exclusive technology that will provide a major competitive advantage. UFT™ is the only tire technology that can act as a replacement to three types of tires — conventional, Increased Flexion (IF) and Very High Flexion (VF). UFT™ helps:

+ Simplify inventory complexity for dealers and OEMs.
+ Streamline production for Titan by reducing molds.
+ Improve performance while simplifying replacement for farmers.



AVAILABLE NOW FOR SPRAYERS, WITH ADDITIONAL APPLICATIONS TO COME

AGRAEDGE: OUT FOR MARKET DOMINATION ❯

As the radial rear farm tire market grows significantly, AgraEDGE is filling the gap as an affordable, American-made solution competing against foreign products commonly experiencing supply chain disruptions.

LOW SIDEWALL TECHNOLOGY® (LSW®)

An unrivaled technology on the rise

+ **73% increase** in revenue for LSW® YOY.
+ **Fendt adopts LSW®** Goodyear Optitorque tires on RG sprayers.

> ## LSW® is selling itself now. Everyone is asking for it, and nobody else offers it."
>
> SCOTT SLOAN, AG/GLOBAL LSW® PRODUCT MANAGER

AGRAEDGE



+14

new sizes introduced in 2022



34

total sizes



106%

revenue growth from 2021-22



> ## With wet conditions, we're able to get in earlier, and we even harvested areas we didn't think were possible. I told my dealership that if anybody orders anything other than LSWs, they're really missing out."

COLE STEPHENS, ARROWHEAD FARMS, RUNNING LSW® TIRES ON COMBINES AND TRACTORS

LATIN AMERICA: PRODUCT DEVELOPMENT TO SUPPORT GROWTH ⟩

Latin America continues its product development efforts to meet the unique requirements of regional farm practices.

KEY INTRODUCTIONS



Goodyear Optitorque IF800/70R38

Product differentiator, offering a shallower R-1 tread in a flotation size that helps reduce soil disturbance.



Goodyear Optitrac IF600/70R30

High-volume size to match IF800/70R38 rear on John Deere MFWD tractors.



Goodyear Super Arrocera II

R-2 tire with high market share expanding from Columbia into Brazil operations.

LATIN AMERICA



+11

new lines introduced in 2022


+2.5

42%

total market share up 2.5% from 2021


54

54%

OEM market share



> ## 2022 has been a great year for sales in Titan Europe, and our strategic investment plan will help us maintain a leading position for years to come."

CHRIS AKERS, MANAGING DIRECTOR, TIRES AND WHEELS, TITAN EUROPE

Titan Europe: Wheel Innovation and Goodyear Expansion



WAFFLE WHEEL GETS A NEW PROFILE ›

Along with the patented Waffle Wheel design — which continues to steal OEM market share as the best adjustable wheel on the market — Titan patented and launched a new rim profile, which adds performance and safety benefits.



WAFFLE WHEEL



50%

less force required for mounting



Easier on the tire for greater longevity safety



Easier mounting for technician



GOODYEAR PRODUCTION SPURS GROWTH ❯

Since the significant expansion of the Goodyear licensing agreement allowed Titan to begin selling Goodyear Farm Tires into 127 additional countries, Titan Europe has undergone an effort to localize more Goodyear production, as well as acquire additional Goodyear assets to meet the unique tire size and style needs of farming throughout Europe and beyond. 2022 saw some significant progress in this effort — and some big results.

ITM INNOVATES FOR SUGAR CANE HARVESTERS

The new track group assembly from ITM offers improved wear life, which has gained the attention of key sugar cane harvester OEMs in Latin America, where ITM has expanded to now have 80 distributors in the region.



GOODYEAR EUROPE PRODUCTION



TRIPLED THE AMOUNT of Goodyear Farm Tire radial sizes produced regionally since 2021



83

total tire sizes produced regionally



60%

of sales to OEMs up from 0% in 2020

Earthmoving, Mining and Construction





" **2022 was the best year for ITM in our 65 year history. Thanks to our strong leadership and flexible business model – we met our growing customer demand, even in the face of supply chain disruptions."**

CECILIA LA MANNA, ITM GROUP CEO



Steady Global Growth

BOTH VOLUME INCREASES AND AN INCREASE IN PRICING relative to raw materials led to a healthy 16% net sales growth in 2022. The demand for critical minerals and metals continues to grow — and ITM is incredibly well-positioned to capitalize on the increased mining activity across the globe, which paid off in 2022. Simultaneously, continued product innovation, favorable geographic footprint and strategic manufacturing decisions led to market share gains in key areas for Titan Europe, North American tire operations and ITM.

2022 At a Glance

NET SALES



2021

$693

MILLION

PERCENT **16** CHANGE

2022

$807

MILLION

SALES BY REGION



8%
Rest of World

16%
Latin America

34%
United States

42%
Europe/CIS

5-YEAR TREND

$1000	
$800	
$600	
$400	
$200	
$0	

MILLIIONS

$742 — 2018
$649 — 2019
$510 — 2020
$693 — 2021
$807 — **2022**

Global Wins

IN NORTH AMERICA

+ **Revenue increases** occurred across numerous categories, including:



+20%
GROWTH IN STEEL SECTOR, along with growth in the port and rail market, enabling market gain against a leading foreign supplier.

+23%
IN SELECT SMALL OTR, including sales revenue for backhoe tires and skid steer tires.

+ **ITM solidified its position** as a key supplier to several paving equipment OEMs in the U.S., as well as expanded into forestry — a new market for ITM.

IN LATIN AMERICA

+ **Success with tires in Peru underground mining** — a newly penetrated market for Titan Latin America in 2022.

+ **Grew OEM business with Volvo** in Brazil — converting a number of models produced in Brazil to Titan wheels.

+ **In Brazil,** ITM signed a strategic agreement with Anglo American, a leading global mining company, for the supply and support of undercarriage parts for shovel machines.

IN EUROPE

+ **Grew OEM wheel market share with Bell Equipment** from 15% to 65%.

+ **ITM secured new business with Liebherr** in Germany, acting as a key supplier for the company's 50- and 60-ton class mobile cranes.

+ **ITM won a new supply contract** with key mining operations in Serbia.

+ **A major underwater mining contract** was awarded to ITM in Germany to support unique subsea crawlers used in underwater mining.

IN ASIA, MIDDLE-EAST, AFRICA

+ **New mining contracts abound for ITM** with 2022 giving way to new business with mines and quarries in Mozambique, Philippines, Indonesia, United Arab Emirates and more.

Product & Innovation Highlights



HIGHER PLY RATINGS GIVE COMPETITIVE ADVANTAGE

As OEM equipment continues to grow in size, weight and speed, Titan saw an opportunity to outshine the competition by re-engineering several proven product lines with the industry's highest ply ratings, recategorizing them as industrial-rated (IND) tires, giving them the perfect balance of high weight load capacity at moderate speed — a better alternative to traditional earthmover (E-rated) and loader (L-rated) tires for a variety of applications.



50

Titan ND LCM 33.5-33 IND-3 has the industry's highest ply rating (PR)



37.25

Titan CM150 is the only IND-rated tire on the market in this size



Titan ND LCM 33.5-33 IND-3

With the industry's highest ply rating (50PR), this size was engineered for log stackers used in forestry.



Titan ND LCM 23.5-25 IND-3

With an industry-leading 36 ply rating, this tire was developed for Grove/Manitowoc's new mobile crane launching in 2023.



Titan CM150 37.25-35 IND-4

This 48-ply tire is the only IND-rated tire on the market in this size. This tire helped with OEM market share in the steel sector and creates new opportunities in forestry.



" **Increasing the versatility of our product portfolio was a main focus this year which will continue to pay dividends in product availability for years to come."**

MATT MILLER, DIRECTOR OF ENGINEERING, R&D



TITAN EUROPE DOUBLES WHEEL LIFE ›

A second patent was filed for Titan's latest single-piece crane wheel. Testing showed that design modifications doubled the fatigue life of the wheel, while reducing overall weight and enabling extreme loads at up to 80 km/hour (50 mph) at 10 bars of pressure — an unmatched accomplishment.



OTR TIRE LINE EXPANSIONS FOR EUROPE

Titan introduced 14 new products tailored to the CIS region, including tires for snow and swamp machines, skid steer loaders, port loaders and light trucks.

SINGLE-PIECE
WHEEL



2x

the life of the wheel



UP TO

80

km/hour (50 mph) loads
at 10 bars of pressure

ITM leads the way in undercarriage innovation



UNDERWATER MINING CRAWLER

The experts at ITM Germany are known for developing highly specialized application solutions — as was the case with the unique undercarriage system designed for a subsea mining vehicle, which led to a major contract for ITM.



FORESTRY UNDERCARRIAGE: A NEW APPLICATION

With the remote location of operation, aggressive terrain conditions and extreme movement of the undercarriage on steep slopes — the ITM team engineered a solution for forestry that was very well received in 2022, opening the door for new opportunities.

ITM AWARDED BEST GLOBAL SUPPLIER AWARD BY JCB



" The ITM team is very honored to receive this award, which I believe is the result of the values we apply every day. We cooperate with respect, we challenge ourselves every day to improve our products and processes, we listen to our partners and customers, and we work hard in creating TRUST. I'm very proud of the ITM team that made this happen!"

CECILIA LA MANNA,
ITM GROUP CEO





TRUST ITM™ LAUNCH AT BAUMA MUNICH

ITM's most recent technology launch is an innovative integrated system dedicated to undercarriage monitoring. Through wireless sensors and IoT technology, it provides, in real time, the vital parameters of the track and undercarriage system in the TrackAdvice® portal — ITM's proprietary software.

+ **Informs R&D** by reporting wear trends back to ITM.

+ **Reassures OEMs and end users** that issues are predicted before they occur.

+ **Opens aftermarket opportunity** by signaling to ITM when a replacement is needed.





MULTIPLE NEW OEM DESIGNS LAUNCHED IN 2022

These included next-generation paver frames for OEMs in the U.S. and Germany and a variety of undercarriages and components for hydraulic excavators, bucket-wheel excavators, dozers, pipelayers and more.

" ITM Group presented a futuristic and interactive booth, where we were able to showcase TRUST ITM — a game-changer for undercarriage utilization and a more productive machine."

SIMONA ARMICHIARI,
ITM GROUP MARKETING
MANAGER

CONSUMER

2022 At a Glance

NET SALES



2021

$137

MILLION

PERCENT
24
CHANGE

2022

$170

MILLION

SALES BY REGION



32%
Latin America

44%
United States

24%
Europe/CIS

5-YEAR TREND

$180

$166

$147

$137

$114

$170

MILLIONS

$160

$140

$120

$100

2018   2019   2020   2021   **2022**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12936
TITAN INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-3228472**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1525 Kautz Road, Suite 600, West Chicago, IL 60185	**(630) 377-0486**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.0001 par value	TWI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
		Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock of the registrant held by non-affiliates as of June 30, 2022, was approximately $948 million based upon the last reported sale price of the common stock on the New York Stock Exchange on June 30, 2022.

Indicate the number of shares of Titan International, Inc. outstanding: 62,872,694 shares of common stock, $0.0001 par value, as of February 20, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

TITAN INTERNATIONAL, INC.
Index to Annual Report on Form 10-K

NOTE ON FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements, which are covered by the "Safe Harbor for Forward-Looking Statements" provided by the Private Securities Litigation Reform Act of 1995. Readers can identify these statements by the fact that they do not relate strictly to historical or current facts. The Company tried to identify forward-looking statements in this report by using words such as "anticipates," "estimates," "expects," "intends," "plans," and "believes," and similar expressions or future or conditional verbs such as "will," "should," "would," "may," and "could." These forward-looking statements include, among other items, statements relating to the following:

- the Company's future financial performance;

- anticipated trends in the Company's business;

- expectations with respect to the end-user markets into which the Company sells its products (including agricultural equipment, earthmoving/construction equipment, and consumer products);

- future expenditures for capital projects;

- the Company's ability to continue to control costs and maintain quality;

- the Company's ability to meet conditions of loan agreements, indentures and other financing documents;

- the Company's business strategies, including its intention to introduce new products;

- expectations concerning the performance and success of the Company's existing and new products; and

- the Company's intention to consider and pursue acquisition and divestiture opportunities.

Readers of this Form 10-K should understand that these forward-looking statements are based on the Company's current expectations and assumptions about future events and are subject to a number of risks, uncertainties, and changes in circumstances that are difficult to predict, including those in Part 1, Item 1A of this report, "Risk Factors," certain of which are beyond the Company's control.

Actual results could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various factors, including:

- the effect of the COVID-19 pandemic on our operations and financial performance;

- the effect of the military conflict between Russia and Ukraine on our Russian and global operations;

- the effect of a recession on the Company and its customers and suppliers;

- changes in the Company's end-user markets into which the Company sells its products as a result of domestic and world economic or regulatory influences or otherwise;

- changes in the marketplace, including new products and pricing changes by the Company's competitors;

- the Company's ability to maintain satisfactory labor relations;

- unfavorable outcomes of legal proceedings;

- the Company's ability to comply with current or future regulations applicable to the Company's business and the industry in which it competes or any actions taken or orders issued by regulatory authorities;

- availability and price of raw materials;

- availability and price of supply chain logistics and freight;

- levels of operating efficiencies;

- the effects of the Company's indebtedness and its compliance with the terms thereof;

- changes in the interest rate environment and their effects on the Company's outstanding indebtedness;

- unfavorable product liability and warranty claims;

- actions of domestic and foreign governments, including the imposition of additional tariffs and approval of tax credits or other incentives;

- geopolitical and economic uncertainties relating to the countries in which the Company operates or does business;

- risks associated with acquisitions, including difficulty in integrating operations and personnel, disruption of ongoing business, and increased expenses;

- results of investments;

- the effects of potential processes to explore various strategic transactions, including potential dispositions;

- fluctuations in currency translations;

- climate change and related laws and regulations;

- risks associated with environmental laws and regulations;

- risks relating to our manufacturing facilities, including that any of our material facilities may become inoperable; and

- risks related to financial reporting, internal controls, tax accounting, and information systems.

Any changes in such factors could lead to significantly different results. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on the Company's ability to achieve the results as indicated in forward-looking statements. Forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information and assumptions contained in this document will in fact transpire. The reader should not place undue reliance on the forward-looking statements included in this report or that may be made elsewhere from time to time by the Company, or on its behalf. All forward-looking statements attributable to Titan are expressly qualified by these cautionary statements.

PART I

ITEM 1 – BUSINESS

OVERVIEW

Titan International, Inc., together with its subsidiaries (Titan or the Company), is a global wheel, tire, and undercarriage industrial manufacturer and supplier that services customers across the globe. Titan traces its roots to the Electric Wheel Company in Quincy, Illinois, which was founded in 1890. Titan was originally incorporated in 1983 and has increased its global footprint and enhanced product offerings through major acquisitions which include the following:

- 2005 - The Goodyear Tire & Rubber Company's North American farm tire assets
- 2006 - Off-the-road (OTR) tire assets of Continental Tire North America
- 2011 - The Goodyear Tire & Rubber Company's Latin American farm tire business
- 2013/2014 - A noncontrolling interest in Voltyre-Prom, a leading producer of agricultural and industrial tires, which owns and operates an over two million square foot manufacturing facility located in Volgograd Russia
- 2019 - An additional 21.4% interest in Voltyre-Prom (from 42.9% to 64.3%) resulting in controlling interest

As a leading manufacturer in the off-highway industry, Titan produces a broad range of products to meet the specifications of original equipment manufacturers (OEMs) and aftermarket customers in the agricultural, earthmoving/construction, and consumer markets. Titan manufactures and sells certain tires under the Goodyear Farm Tire, Titan Tire and Voltyre-Prom Tire brands and has complete research and development facilities to validate tire and wheel designs.

BUSINESS SEGMENTS

Titan designs and manufactures products for OEMs and aftermarket customers in the agricultural, earthmoving/construction, and consumer markets. For additional information concerning the revenues, expenses, income from operations, and assets attributable to each of the segments in which the Company operates, see Note 28 of the Notes to Consolidated Financial Statements.

AGRICULTURAL SEGMENT

Titan's agricultural wheels, tires, and components are manufactured for use on various agricultural equipment, including tractors, combines, skidders, plows, planters, and irrigation equipment, and are sold directly to OEMs and to the aftermarket through independent distributors, equipment dealers, and Titan's distribution centers. The wheels range in diameter from nine inches to 54 inches, with the 54-inch diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with distinct variations (such as different centers and a wide range of material thickness) allowing the Company to offer a broad line of products to meet customer specifications. Titan's agricultural tires range from approximately one foot to approximately seven feet in outside diameter and from five inches to 55 inches in width. Agricultural tires are offered in Titan, Goodyear, and Votyre brands with a full portfolio of sizes, load carrying capabilities, and tread patterns necessary for the markets served. The Company offers the added value of delivering a complete wheel and tire assembly to OEM and aftermarket customers.

EARTHMOVING/CONSTRUCTION SEGMENT

The Company manufactures wheels, tires, and undercarriage systems and components for various types of OTR earthmoving, mining, military, construction, and forestry equipment, including skid steers, aerial lifts, cranes, graders and levelers, scrapers, self-propelled shovel loaders, articulated dump trucks, load transporters, haul trucks, backhoe loaders, crawler tractors, lattice cranes, shovels, and hydraulic excavators. The Company provides OEM and aftermarket customers with a broad range of earthmoving/construction wheels ranging in diameter from 15 to 63 inches and in weight from 125 pounds to 7,000 pounds. The 63-inch diameter wheel is the largest manufactured for the global earthmoving/construction market. Titan's earthmoving/construction tires are offered in the Titan brand and range from approximately three feet to approximately 13 feet in outside diameter and in weight from 50 pounds to 12,500 pounds. Earthmoving/construction tires offered by Titan serve virtually every off-road application in the industry with some of the highest load requirements in the most severe applications. The Company also offers the added value of wheel and tire assembly for certain applications in the earthmoving/construction segment.

CONSUMER SEGMENT

Titan manufactures bias truck tires in Latin America and light truck tires in Russia. Titan also offers select products for ATVs, side-by-sides, rock climbers, turf, and have recently expanded our offering into the lawn and garden segment with a major OE customer. This segment also includes sales that do not readily fall into the Company's other segments, such as custom rubber stock mixing sales to a variety of OEM's in tangential industries.

COMPETITIVE STRENGTHS

Titan's strong market position in the off-highway wheel, tire, and undercarriage market and its long-term core customer relationships contribute to the Company's competitive strengths. Titan's production of both wheels and tires enables the Company to provide a one-stop solution for its customers' wheel and tire assembly needs. These strengths, along with Titan's dedication to the off-highway equipment market, continue to drive the Company forward.

- **Strong Market Position**

As a result of Titan's offering of a broad range of specialized wheels, tires, assemblies, and undercarriage systems and components, Titan is a leader in the global off-highway market. Through an extensive dealer network and sales force, the Company is able to reach an increasing number of aftermarket and OEM customers which builds Titan's image and brand recognition. The Company's production of the Goodyear Farm Tire brand in North America, Latin America, Europe, the Middle East and Africa contributes to overall visibility and customer confidence. Years of product design and engineering experience have enabled Titan to improve existing products and develop new ones, such as Low Sidewall (LSW®), which have been well received in the marketplace. Titan believes it has benefited from significant barriers to entry, such as the substantial investment necessary to replicate the Company's manufacturing equipment and numerous tools, dies and molds, many of which are used in custom processes.

- **Wheel and Tire Manufacturing Capabilities**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Both standard and LSW assemblies are primarily delivered as a single, complete unit based on each customer's specific requirements. Titan offers this value-added service for wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer segments.

- **Long-Term Core Customer Relationships**

The Company's top customers, including global leaders in agricultural and construction equipment manufacturing, have been purchasing products from Titan or its predecessors for numerous years. Customers including AGCO Corporation, Caterpillar Inc., CNH Global N.V., Deere & Company, Hitachi, Ltd., Kubota Corporation, Liebherr, and Volvo have helped sustain Titan's market leading position in wheel, tire, assembly, and undercarriage products.

BUSINESS STRATEGY

We are the worldwide leader in manufacturing and distribution of wheels, tires, assemblies and undercarriage products and serve our customers' needs through product innovation and quality service in the Company's key markets: agriculture, earthmoving/construction, and consumer. Other strategic considerations include:

- **Tire Technology**

The Company has developed an LSW tire technology, featuring a larger rim diameter and a smaller sidewall than standard tires. With LSW tire technology, which has been widely adopted within the automotive industry, users experience reduced power hop, road lope, soil compaction, and fuel consumption as well as improved safety and performance. Both power hop and road lope can disturb ride quality and impede equipment performance. The benefits correspond to Titan's markets through superior comfort, ride and fuel economy. Our LSW proprietary larger footprint agricultural products provide a framework for expansion of carbon sinks, reducing soil compaction and improving soil health. Reduced soil compaction from the larger footprint of the LSW product requires less tillage thus reducing the release of carbon dioxide, a greenhouse gas. Titan continues to enhance the LSW technology and expand its LSW product and other tire offerings in both the agricultural and construction segments.

- **Increase Aftermarket Tire Business**

The Company has concentrated on increasing Titan's presence in the tire aftermarket, which historically has been somewhat less cyclical than the OEM market. The aftermarket also offers the potential for higher profit margins and is a larger market. Titan's strategy to enhance the Company's aftermarket platform focuses on improving the customer experience and product positioning in key sales markets. To support this strategy, the Company has a dedicated salesforce for the tire aftermarket.

- **Improve Operating Efficiencies**

The Company regularly works to improve the operating efficiency of assets and manufacturing facilities. Titan integrates each facility's strengths through, among other things, transfer of equipment and business to the facilities that are best equipped to handle the work, which enables Titan to increase utilization and spread operating costs over a greater volume of products. Titan continues to implement a comprehensive program to refurbish, modernize, and enhance the technology of its manufacturing equipment. Titan has also made investments to streamline processes, increase productivity, and lower costs in the selling, general and administrative areas.

- **Enhance Design Capabilities and New Product Development**

Equipment manufacturers constantly face changing industry dynamics. Titan directs its business and marketing strategy to understand and address the needs of customers and demonstrate the advantages of products. In particular, the Company often collaborates with customers in the design of new and enhanced products and recommends modified products to customers based on the Company's own market information. These value-added services enhance Titan's relationships with customers. The Company tests new designs and technologies and develops manufacturing methods to improve product quality, performance, and cost.

- **Reduction of Non-Core Assets and Other Strategic Considerations**

The Company has reduced non-core assets and continues to explore ways to improve underperforming assets in an effort to improve cash flow and working capital and reduce debt. In March 2022, the Company sold Australian wheel business to OTR Tyres. The sale included gross proceeds and cash repatriated of approximately $17.5 million, and the assumption by OTR Tyres of all liabilities, including employee and lease obligations.

The Company's expertise in the manufacture of off-highway wheels, tires, and undercarriage systems and components has permitted it to take advantage of opportunities to acquire businesses that complement this product line. In the future, Titan may consider strategic partnerships, joint ventures or make additional strategic acquisitions of businesses that have an off-highway focus. The Company continually explores worldwide opportunities to expand its manufacturing and distribution capabilities in order to serve new and existing geographies.

SUSTAINABILITY

Titan is committed to be a positive force in the lives of our employees, customers and in the communities they work and live. The Company has made significant progress on the environmental, social and governance (ESG) areas by creating and updating various policies, preparing new forms of monitoring, and expanding disclosure of data regarding operations.

The protection of the environment is a core value at Titan. We are dedicated to the continual improvement of environmental performance of our global operations. In 2021, Titan solidified these values becoming a signatory of the United National Global Compact, a set of international principles focusing on universal human rights, labor, the environment, and anti- corruption. From there, we began revisiting our policies and adopted both new policies and updates to existing policies which reflect these core values. With each of these updates, we have taken a stand against child and forced labor, harassment and discrimination at any of our sites or supplier or contractor sites. We intend to adhere to these ethical standards and follow outlined procedures for any infraction.

Titan works toward continuous improvement in considering our impact on the environment. Whether it is creating tires that reduce soil compaction, which also help our customers increase yield, closely tracking our business operations to identify opportunities to reduce the use of certain solvents, finding use for recycled materials or discovering new ways to design our facilities more sustainably, we are committed to making ongoing strides toward lessening our impact on our world.

As part of our commitment to the environment, Titan has Environmental Management Systems in place across many of our global facilities. Our systems monitor and track energy consumption, waste management, pollution prevention, emissions control and overall environmental health throughout our footprint, which enables us to measure and continuously improve environmental performance. We also conduct routine internal environmental assessment audits at our facilities. Currently 17 of our locations are ISO 14001 certified, making up 46% of our facility footprint. We continue to strive for efficiency and operational improvements to lessen our impact on the environment.

HUMAN CAPITAL

The Company's key human capital management objectives are to attract, retain and develop talent to deliver on the Company's strategy. To support these objectives, the Company's human capital programs are designed to: keep people safe and healthy; develop talent to prepare them for critical roles and leadership positions; and facilitate internal talent mobility.

Titan is committed to maintaining a diverse, equitable, inclusive, and safe workplace, where employees feel comfortable and encouraged to bring their whole selves to work. We value having a diverse range of backgrounds, talents, perspectives, cultures, and experiences and believe it enables us to make connections and understand our customer needs across the globe. We are committed to providing a workplace where all Titan employees work without fear of discrimination or harassment and are confident that all employment decisions are based entirely on individual merit. Titan believes that genuine diversity drives strategic advantage and contributes to the achievement of our corporate objectives. It enables Titan to attract people with the best skills and attributes, and to develop a workforce selected from all available talent, whose diversity reflects that of the customers and communities in which we serve.

The Company focuses on the following in managing its human capital:

Health and safety: We have a safety program that focuses on implementing management systems, policies and training programs and performing assessments to evaluate whether workers are trained properly and help prevent injuries and incidents. Our employees are empowered with stop-work authority which enables them to immediately stop any unsafe or potentially hazardous working condition or behavior they may observe. We utilize a mixture of indicators to assess the safety performance of our operations, including total recordable injury rate, preventable motor vehicle incidents per million miles, corrective actions and near miss frequency. We also recognize outstanding safety behaviors through our annual awards program. Importantly, during the COVID-19 pandemic, our continuing focus on health and safety enabled us to preserve business continuity without sacrificing our commitment to keeping our colleagues safe.

Compensation programs and employee benefits: Our compensation and benefits programs provide a package designed to attract, retain and motivate employees. In addition to competitive base salaries, the Company provides a variety of short-term, long-term and commission-based incentive compensation programs to reward performance relative to key financial, human capital and customer experience metrics. We offer comprehensive benefit options including retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, accident and critical illness insurance, life and disability insurance, health savings accounts, flexible spending accounts, legal insurance, auto/home insurance and identity theft insurance. Additionally, we have conducted company-wide stock grant programs for employees with the most recent grant program occurring in March 2022.

Employee experience and retention: To evaluate the success of our employee experience and retention efforts, we monitor a number of employee measures, such as employee retention, internal promotions and referrals. We host town hall meetings that are designed to provide an open and frequent line of communication for all employees and to engage with our full team.

Training and development: The Company is committed to the continued development of its people. We also offer various training and development programs, including an undergraduate tuition assistance program. Our employee evaluation process encourages performance and development check-ins throughout the year to provide for development across the Company.

EMPLOYEES

At December 31, 2022, the Company employed approximately 7,500 people worldwide, including approximately 4,800 located outside the United States.

At December 31, 2022, the employees at each of the Company's Bryan, Ohio; Freeport, Illinois; and Des Moines, Iowa facilities, which collectively account for approximately 45% of the Company's U.S. employees, are covered by collective bargaining agreements, which expire on November 16, 2024.

Outside the United States, the Company enters into employment agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements generally correspond in each case with the required or customary terms in the subject jurisdiction.

COMPETITION

The Company competes with several domestic and international companies, some of which are larger and have greater financial and marketing resources than Titan. The Company believes it is a primary source of steel wheels to the majority of its North American customers. Major competitors in the off-highway wheel market include Accuride, Gianetti, Moveero, Jantsa, Maxin, Pronar, Rimex, Trelleborg Group, Topy Industries, Ltd and Wheels India Limited. Significant competitors in the off-highway tire market include Alliance Tire Company Ltd., Balkrishna Industries Limited (BKT), Bridgestone/Firestone, Michelin, Mitas a.s., and Pirelli. Significant competitors in the undercarriage market include Berco and Caterpillar.

The Company competes on the basis of price, quality, sales support, customer service, design capability, and delivery time. The Company's position of manufacturing both the wheel and the tire allows Titan to provide innovative assembly solutions for our customers, creating a competitive advantage in the marketplace. The Company's ability to compete with international competitors may be adversely affected by various factors, including currency fluctuations and tariffs imposed by domestic and foreign governments. Titan owns the molds and dies used to produce its wheels and tires. However, certain of the Company's OEM customers could elect to manufacture their own products to meet their requirements or to otherwise compete with the Company. The Company may be adversely affected by increased competition in the markets in which it operates, or competitors developing products that are more effective, less expensive, or otherwise rendering certain of Titan's products less competitive. From time to time, certain of the Company's competitors have reduced their prices in particular product categories, which has prompted Titan to reduce prices as well. There can be no assurance that competitors of the Company will not further reduce prices in the future or that any such reductions would not have a material adverse effect on the Company.

OPERATIONS

Titan's operations include manufacturing wheels, manufacturing tires, combining these wheels and tires into assemblies, and manufacturing undercarriage systems and components for use in the agricultural, earthmoving/construction, and consumer markets. These operations entail many manufacturing processes in order to complete the finished products.

- **Wheel Manufacturing Process**

Most agricultural wheels are produced using a rim and a center disc. A rim is produced by first cutting large steel sheets to required width and length specifications. These steel sections are rolled and welded to form a circular rim, which is flared and formed in the rollform operation. The majority of discs are manufactured using presses that both blank and form the center to specifications in multiple stage operations. The Company e-coats wheels using a multi-step process prior to the final paint top coating.

Large earthmoving/construction steel wheels are manufactured from hot and cold-rolled steel sections. Hot-rolled sections are generally used to increase cross section thickness in high stress areas of large diameter wheels. A special cold forming process for certain wheels is used to increase cross section thickness while reducing the number of wheel components. Rims are built from a series of hoops that are welded together to form a rim base. The complete rim base is made from either three or five separate parts that lock together after the rubber tire has been fitted to the wheel, the parts have been fully assembled, and the assembly inflated.

For most wheels in our consumer segment, the Company manufactures rims and center discs from rolled and flat steel. Rims are rolled and welded, and discs are stamped and formed from the sheets. The manufacturing process then entails welding the rims to the centers and painting the assembled product.

- **Tire Manufacturing Process**

The first stage in tire production is the mixing of rubber, carbon black, and chemicals to form various rubber compounds. These rubber compounds are then extruded and processed with textile or steel materials to make specific components. These components – beads (wire bundles that anchor the tire with the wheel), plies (layers of fabric that give the tire strength), belts (fabric or steel fabric wrapped under the tread in some tires), tread, and sidewall – are then assembled into an uncured tire carcass. The uncured carcass is placed into a press that molds and vulcanizes the carcass under set time, temperature, and pressure into a finished tire.

- **Wheel and Tire Assemblies**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Titan offers this value-added service of one-stop solution for wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer segments. Both standard and LSW assemblies are delivered as a single, complete unit based on each customer's specific requirements.

- **Undercarriage Manufacturing Process**

The undercarriage components (track groups, track and carrier rollers, idler assemblies, and sprockets) are all manufactured from steel and produced according to the Company's specifications or if requested alternatively according to customer specification.

All tractor type track groups (up to 250 ton class) produced by the Company are built from five major parts: shoes, right and left hand links, pins, bushings and bolts and nuts. Shoes are manufactured from different shapes of hot rolled profiles (depending on application), sheared to length, and then heat treated for high wear bending and breaking resistance. Alternatively tailor made special shaped shoes are obtained from heat treated steel cast in the Company foundry. Right and left hand links are die forged, hot trimmed, mass heat treated, machined, induction hardened on rail surface for optimal wear and fatigue resistance, and finally machined. Pins are made from round bars that are cut, machined, heat treated, and surface finished. Bushings are generally cold extruded, pre-machined, mass heat treated by several thermal processes, carburizing or induction hardened or through hardened for wear resistance and optimal toughness and finish machined. All monobloc type track groups (250 ton class up) are high alloyed heavy castings, heat treated, induction hardened and machined to purpose in the Company foundry.

The lifetime lubricated and maintenance-free track and carrier rollers are assembled with three major components: single or double flange roller shells (typically hot forged in halves, deep hardened, friction or arc welded, and finish machined with metallurgical characteristics depending upon size and application), shafts (generally cut from bars or forged, mass heat treated, rough machined, induction hardened, and ground) and casted brackets to fit the rollers onto the machine. The sealing of the rollers is generally obtained by Duo Cone Steel seals. Between shell and shaft there are sliding bearings or tapered roller bearing.

The idler assemblies are also lifetime lubricated, for virtually no maintenance. They are offered with cast (single web or hollow design), forged (single web) or fabricated shells, depending on size and application, and feature induction-hardened tread surfaces for optimal wear resistance.

The sprockets, designed to transfer the machine driving loads from the final drive to the track, are produced cast or forged in several geometric options, depending upon size and application. They are also heat treated for wear resistance and cracking resistance.

The undercarriage systems, custom designed and produced by the Company, consist of a structured steel fabricated frame, all the undercarriage components mentioned above (track groups, track and carrier rollers, idler assemblies, and sprockets) and a final drive. They are completely assembled in house, for consistent quality.

- **Quality Control**

The Company is ISO certified at all four main domestic manufacturing facilities located in Bryan, Ohio; Des Moines, Iowa; Freeport, Illinois; and Quincy, Illinois, as well as the majority of its foreign manufacturing facilities. The ISO series is a set of related and internationally recognized standards of management and quality assurance. The standards specify guidelines for establishing, documenting, and maintaining a system to ensure quality. The ISO certifications are a testament to Titan's dedication to providing quality products for its customers.

- **International Operations**

The Company operates manufacturing facilities in Latin America, Europe and Russia. The Latin American, European and Russian operations accounted for 19%, 21%, and 6% of the Company's net sales, respectively, for the year ended December 31, 2022 and 18%, 22% and 6% of net sales, respectively, for the year ended December 31, 2021. The Latin American, European and Russian operations accounted for 17%, 21% and 6% of net sales, respectively, for the year ended December 31, 2020.

RAW MATERIALS

Steel, natural rubber, synthetic rubber, carbon black, bead wire, and fabric are the primary raw materials used by the Company. To help ensure a consistent steel supply, Titan purchases raw steel from various steel mills and maintains relationships with steel processors for steel preparation. The Company is not dependent on any single producer for its steel supply; however, some components do have limited suppliers. Rubber and other raw materials for tire manufacture represent some of the Company's largest commodity expenses. Titan has developed a procurement strategy and practice designed to mitigate price risk and lower cost. Titan buys rubber in markets where there are usually several sources of supply. In addition to the development of key domestic suppliers, the Company's strategic procurement plan includes international steel and rubber suppliers to assure competitive price and quality in the global marketplace. As is customary in the industry, the Company does not have long-term contracts for the purchase of steel or rubber and, therefore, purchases are subject to price fluctuations.

RESEARCH, DEVELOPMENT, AND ENGINEERING

The Company's research, development, and engineering staff tests original designs and technologies and develops new manufacturing methods to improve product performance. Titan's engineering and manufacturing resources are focused on designing quality products that address the needs of our customers and end-users across the markets that Titan serves. Titan's team of experienced engineers continuously work on new and improved engineered solutions that evolve with today's applications for the off-highway wheel, tire, and assembly markets. As a part of the design process, Titan seeks to be stewards of the environment through the adoption of eco-design principles, life cycle assessments, and evaluation of incorporating the use of recycled material and alternate environmentally friendly and sustainable raw materials where possible. Titan's advantage as both a wheel and tire manufacturer allows the Company to design, test, and bring to market innovative solutions to meet the specific needs of its customers. For example, Titan has developed the LSW technology, featuring a larger rim diameter and a smaller sidewall than standard tires, which helps reduce power hop, road lope, soil compaction, and provides improved safety and performance. Research and development (R&D) expenses are expensed as incurred. R&D costs were $10.4 million, $10.1 million, and $9.0 million for the years ended December 31, 2022, 2021, and 2020, respectively.

PATENTS, TRADEMARKS, AND ROYALTIES

The Company owns various patents. Due to the difficult nature of predicting the interpretation of patent laws, the Company cannot anticipate or predict any material adverse effect on its operations, cash flows, or financial condition to the extent the Company is unable to protect its patents or should the Company be found to be infringing others' patents.

The Company owns various trademarks, and has trademark license agreements with The Goodyear Tire & Rubber Company to manufacture and sell certain farm tires under the Goodyear name. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States countries. Each of these agreements is scheduled to expire in 2025. The Company also has a trademark license agreement with Goodyear to manufacture and sell certain non-farm tire products in Latin America under the Goodyear name. The trademark license between the Company and The Goodyear Tire & Rubber Company, relating to the manufacture and sale of bias truck tires in Brazil, Mexico, Paraguay and Uruguay, was extended through December 31, 2022, and the country of Bolivia was deleted from that license. The Company is negotiating an extension of the license with Goodyear and anticipates renewing that license.

CUSTOMERS

Titan's 10 largest customers accounted for 43% of net sales for the year ended December 31, 2022, and 40% for the year ended December 31, 2021. Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer segments combined represented 15% and 12% of the Company's consolidated revenues for the years ended December 31, 2022 and 2021, respectively. No other customer accounted for 10% or more of Titan's net sales in 2022 and 2021. Management believes the Company is not dependent on any single customer; however, certain products are dependent on a few customers. While the loss of any substantial customer could impact Titan's business, the Company believes that its diverse product mix and customer base should minimize a longer-term impact caused by any such loss.

ORDER BACKLOG

The Company's backlog of orders is not considered material to, or a significant factor in, evaluating and understanding any of the Company's business segments or Titan's businesses considered as a whole.

MARKETING AND DISTRIBUTION

The Company employs an internal sales force and utilizes several manufacturing representative firms for sales in North America, Europe, Latin America, the CIS region, and other worldwide locations. Sales representatives are primarily organized within geographic regions.

Titan distributes wheels, tires, assemblies, and undercarriage systems directly to OEMs. The distribution of aftermarket tires occurs primarily through a network of independent and OEM-affiliated dealers.

SEASONALITY

Agricultural equipment sales are seasonal by nature. Farmers generally order equipment to be delivered before the growing season. Shipments to OEMs in the agricultural industry in the U.S. and Europe usually peak during the Company's first and second quarters for the spring planting period, while shipments in Latin America usually peak during the Company's second and third quarters for the fall planting period. Earthmoving/construction and consumer segments have historically experienced higher demand in the first and second quarters. These segments are affected by mining, building, economic conditions and various global commodity prices.

LAWS AND GOVERNMENTAL REGULATIONS

The Company's policy is to conduct its global operations in accordance with all applicable laws, regulations and other requirements. In the ordinary course of business, similar to other industrial manufacturing companies, Titan is subject to extensive and evolving federal, state, local, and international environmental laws and regulations. From time to time, the Company has, and may in the future, incurred costs and additional charges associated with environmental compliance and cleanup projects, including remediation activities. As appropriate, the Company makes provisions for the estimated financial impact of potential environmental cleanup activities. The Company's policy is to accrue environmental cleanup-related costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company does not currently anticipate any material capital expenditures for environmental control facilities. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advances in environmental technologies, the quality of information available related to specific sites, the assessment stage of the site investigation, preliminary findings, and the length of time involved in remediation or settlement. Due to the difficult nature of predicting future environmental costs, the Company may not be able to anticipate or predict with certainty the potential material adverse effect on its operations, cash flows, or financial condition as a result of efforts to comply with, or any future liability under, environmental laws, regulations or other requirements.

AVAILABLE INFORMATION

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports are made available, without charge, through the Company's website located at www.titan-intl.com under "Investor Relations" as soon as reasonably practicable after they are filed with the Securities and Exchange Commission (SEC). You can also obtain copies of these materials by accessing the SEC's website at www.SEC.gov. The following documents are also posted on the Company's website:

- Corporate Governance Policy
- Code of Business Conduct
- Audit Committee Charter
- Compensation Committee Charter
- Nominating Committee Charter
- Corporate Governance Committee Charter
- Environmental and Social Commitment

Printed copies of these documents are available, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 1525 Kautz Road, Suite 600, West Chicago, Illinois 60185.

The information on, or that may be accessed through, the aforementioned websites is not incorporated into this filing and should not be considered a part of this filing.

ITEM 1A – RISK FACTORS

The Company is subject to various risks and uncertainties that it believes are significant to our business. These risks relate to or arise out of the nature of the Company's business and overall business, economic, financial, legal, and other factors or conditions that may affect the Company. In addition to risks discussed elsewhere in this report, the following are factors that could, individually or in the aggregate, materially adversely affect the Company's business, financial condition and results of operations and cause the Company's actual results to differ from past results and/or those anticipated, estimated or projected. In addition, other risks not presently known to the Company or that the Company currently believes to be immaterial may also adversely affect the Company's business, financial condition and results of operations, perhaps materially. It is impossible to predict or identify all such risks and uncertainties and, as a result, you should not consider the following factors to be a complete discussion of all risks or uncertainties that may impact the Company's business, financial condition or results of operations.

Supplier and Raw Material Exposure
- **The Company is exposed to price fluctuations of key commodities.**
  The Company uses various raw materials, most significantly steel, natural rubber, synthetic rubber, carbon black, bead wire, and fabric in manufacturing its products across all of its market segments. The Company does not generally

enter into long-term commodity contracts and does not use derivative commodity instruments to hedge exposures to commodity market price fluctuations. Therefore, the Company is exposed to price fluctuations of key commodities. In addition, our business is susceptible to increases in other costs such as energy and natural gas prices to run our operating facilities as a result of factors beyond our control, including unfavorable weather conditions. Although the Company attempts to pass on certain material price and other cost increases to its customers, there is no assurance that the Company will be able to do so in the future. Any increase in the price of steel and rubber that is not passed on to customers could result in declining margins and have a material adverse effect on Titan's financial condition and results of operations. The Company is also exposed to reductions in pricing of key commodities which could result in declining margins due to the cost of inventory being held at higher costs than the expected selling price to the end customer.

- **Demand for global logistical services can negatively impact the cost of delivery to the end customer and unexpected delays in meeting delivery requirements to the end customer.**
  The Company uses various logistical providers and transportation methods including containers to transport its products to the end customers. The overall demand for containers depends largely on the rate of world trade and economic growth. The Company is exposed to significant price fluctuations on global shipping costs as well as uncertainty in terms of shipping delays as a result of the container demand and shortages. While the Company does attempt to pass on certain shipping and delivery related charges to its customer, there is no assurance that the Company will be able to do so into the future which could result in declining margins and have a material adverse effect on Titan's financial condition and results of operations.

- **The Company relies on a limited number of suppliers.**
  The Company currently relies on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of Titan products. If the Company's suppliers are unable to provide raw materials to Titan in a timely manner, or are unable to meet our quality, quantity or cost requirements, the Company may not in all cases be able to promptly obtain substitute sources. Any extended delay in receiving critical materials could impair Titan's ability to deliver products to its customers. The loss of key suppliers, the inability to establish relationships with replacement suppliers, or the inability of Titan's suppliers to meet price, quality, quantity, and delivery requirements could have a significant adverse impact on the Company's results of operations.

- **The Company has international operations and purchases raw material from foreign suppliers**
  The Company had total aggregate net sales outside the United States of approximately $1.1 billion, $944.2 million, and $675.9 million for the years ended December 31, 2022, 2021, and 2020, respectively. Net sales outside the United States are a significant proportion of total net sales, accounting for 50%, 53% and 54% for the years ended December 31, 2022, 2021, and 2020, respectively. Net sales from these international operations are expected to continue to represent a similar portion of total net sales for the foreseeable future.

  International Operations and Sales – International operations and sales are subject to a number of risks and restrictions, that are not generally applicable to Titan's North American operations including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of foreign markets, restrictive actions by foreign governments (such as restrictions on transfer of funds, export duties, and quotas and foreign customs) and local epidemics or pandemics. Other risks include changes in foreign laws regarding trade and investment; difficulties in establishing and maintaining relationships with respect to product distribution and support; nationalization; reforms of United States laws and policies affecting trade, restrictions on foreign investment, and restrictions on loans to foreign entities; and changes in foreign tax and other laws. There may also be restrictions on the Company's ability to repatriate earnings and investments from international operations. There can be no assurance that one or a combination of these factors will not have a material adverse effect on the Company's ability to increase or maintain its international sales and results of operations.

  Foreign Suppliers – The Company purchases raw materials from foreign suppliers. The production costs, profit margins, and competitive position of the Company are affected by the strength of the currencies in countries where Titan purchases goods, relative to the strength of the currencies in countries where the products are sold. The Company's results of operations, cash flows, and financial position may be affected by fluctuations in foreign currencies.

Industry and Customer Base
- **The Company operates in cyclical industries and is subject to changes in the economy.**
  The Company's sales are substantially dependent on three major industries: agricultural equipment, earthmoving/construction equipment, and consumer products. The business activity levels in these industries are subject to specific

industry and general economic cycles. Any downturn in these industries or the general economy could drive decreases in demand for Titan's products and have a material adverse effect on Titan's business.

The agricultural equipment industry is affected by crop prices, farm income and farmland values, weather, export markets, and government policies. The earthmoving/construction industry is affected by the levels of government and private construction spending and replacement demand. The mining industry, which is within the earthmoving/construction industry, is affected by raw material commodity prices. The consumer products industry is affected by consumer disposable income, weather, competitive pricing, energy prices, and consumer attitudes. In addition, the performance of these industries is sensitive to interest rate and foreign exchange rate changes and varies with the overall level of economic activity. The cyclical and volatile nature of the industries on which our sales are substantially dependent results in significant fluctuations in profits and cash flow from period to period and over the business cycle.

- **The Company's revenues are seasonal in nature due to Titan's dependence on seasonal industries.**
The agricultural, earthmoving/construction, and consumer markets are seasonal, with typically lower sales during the second half of the year. This seasonality in demand has resulted in fluctuations in the Company's revenues and operating results between the first half and the second half of the year. Because much of Titan's overhead expenses are fixed, seasonal trends can cause volatility in profit margins and Titan's financial condition, especially during slower periods.

- **The Company's customer base is relatively concentrated.**
The Company's ten largest customers, which are primarily original equipment manufacturers (OEMs), accounted for 43%, 40%, and 35% of Titan's net sales for 2022, 2021, and 2020, respectively. Net sales to Deere & Company represented 15%, 12%, and 11% of Titan's net sales for 2022, 2021, and 2020 respectively. No other customer accounted for 10% or more of Titan's net sales in 2022, 2021, or 2020. Titan's business could be adversely affected if one of its larger customers reduces, or otherwise eliminates in full, its purchases from Titan due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing, or other reasons. There is also continuing pressure from OEMs to reduce costs, including the cost of products and services purchased from outside suppliers such as Titan, and in that regard OEMs may develop in-house tire and wheel capabilities. There can be no assurance that Titan will be able to maintain its long-term relationships with its major customers which could have an adverse effect on the Company's results of operations.

- **The Company faces substantial competition from domestic and international companies.**
The Company competes with several domestic and international competitors, some of which are larger and have greater financial and marketing resources than Titan. Titan competes on the basis of price, quality, sales support, customer service, design capability, and delivery time. The Company's ability to compete with international competitors may be adversely affected by various factors including, currency fluctuations and tariffs imposed by domestic and foreign governments. In addition, certain OEM customers could elect to manufacture certain products to meet their own requirements or to otherwise compete with Titan. The success of the Company's business depends in large part on its ability to provide comprehensive wheel and tire assemblies to its customers. The development or enhancement by Titan's competitors of similar capabilities could adversely affect its business.

There can be no assurance that Titan's businesses will not be adversely affected by increased competition in the Company's markets, or that competitors will not develop products that are more effective or less expensive than Titan products or which could render certain products less competitive. From time to time certain competitors have reduced prices in particular product categories, which has caused Titan to reduce prices. There can be no assurance that in the future Titan's competitors will not further reduce prices or that any such reductions would not have a material adverse effect on Titan's business.

- **The Company could be negatively impacted if Titan fails to maintain satisfactory labor relations.**
Titan is party to collective bargaining agreements covering a portion of the Company's workforce. Titan is exposed to risks associated with disruptions to the Company's operations if the Company is unable to reach a mutually agreeable domestic collective bargaining agreement. The current domestic collective bargaining agreement was ratified in January 2022 and will expire on November 16, 2024. If Titan is unable to maintain satisfactory labor relations with its employees covered by collective bargaining agreements, these employees could engage in strikes, or the Company may otherwise experience work slowdowns or be subject to other labor actions. Any such actions, and any other labor disputes with the Company's employees domestically or internationally, could materially disrupt its operations. Future collective bargaining agreements may impose significant additional costs on Titan, which could adversely affect its financial condition and results of operations.

- **Our success depends on our ability to recruit, retain and motivate talented employees representing diverse backgrounds, experiences and skill sets.**

  The market for highly skilled workers in our industry is extremely competitive. During 2022, a number of our businesses faced certain labor availability constraints and labor cost inflation. If we are less successful in our recruiting efforts, or if we cannot retain and motivate highly skilled workers and key leaders representing diverse backgrounds, experiences and skill sets, our business and financial statements may be adversely affected.

Liquidity
- **The Company's revolving credit facility and other debt obligations contain covenants that could limit the Company's financial and operational flexibility.**

  The Company's revolving credit facility, the indenture relating to the Company's 7.00% senior secured notes due 2028 and other debt obligations contain covenants and restrictions that may impact the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Debt Restrictions" below for a further discussion of these covenants and restrictions. A breach of one or more of the covenants could result in adverse consequences that could negatively impact the Company's business, results of operations and financial condition. These consequences could limit Titan's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, to pay dividends, or to take advantage of business opportunities, including future acquisitions. Titan's ability to comply with the covenants may be affected by events beyond its control, including prevailing economic, financial, and industry conditions.

International
- **The Company may be affected by unfair trade.**

  Titan faces intense competition from producers both in the United States and around the world, some of which may engage in unfair trade practices. For example, in early January 2016, Titan, along with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Worker International Union, AFL-CIO, CLC of Pittsburgh, Pennsylvania, filed petitions with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC) alleging that imported off-the-road tires from India and Sri Lanka and wheel and tire assemblies from China were being dumped and/or subsidized and were a cause of material injury to the domestic industry. Unfair trade may have a material adverse effect on Titan's business.

- **The Company may be adversely affected by changes in government regulations and policies.**

  Domestic and foreign political developments and government regulations and policies directly affect the agricultural, earthmoving/construction, and consumer products industries in the United States and abroad. Regulations and policies in the agricultural industry such as those concerning greenhouse gas emissions in the United States and ongoing U.S. budget issues could negatively impact the Company's business. The earthmoving/construction industry is affected by changes in construction activity, housing starts, and other regulations related to the mining and the construction of roads, bridges, and infrastructure. The modification or adoption of existing laws, regulations, or policies could have an adverse effect on any one or more of these industries and, therefore, on Titan's business.

  The United Kingdom (UK) officially withdrew from the EU (Brexit) on December 31, 2020. There is uncertainty as to the scope, nature and terms of the relationship between the UK and the EU after the Brexit Transition Period. This uncertainty could adversely impact customer or investor confidence, result in additional market volatility, legal uncertainty and divergent national laws and regulations.

  On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 that includes, among other provisions, changes to the U.S. corporate income tax system, including a fifteen percent minimum tax based on "adjusted financial statement income," which is effective for tax years beginning after December 31, 2022, and a one percent excise tax on net repurchases of stock after December 31, 2022. Titan is continuing to evaluate the Inflation Reduction Act and its requirements, as well as the application to its business, but at this time does not expect the Inflation Reduction Act to have a material impact on its financial results.

- **The military conflict between Russia and Ukraine may adversely affect our business and financial statements.**

  In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, have announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world and these economic sanctions may result in an adverse effect on its Russian operations. Furthermore, while we have policies, procedures and internal controls in place designed to ensure compliance with applicable sanctions and trade restrictions, and though the current effects from the Russia-Ukraine conflict have, thus far, not resulted in a material adverse impact to the Company's financial condition or results of operations, our employees, contractors, and agents may take actions in violation of such policies and applicable law and we could be held ultimately responsible. We rely on our employees to adhere to the policies, procedures and internal controls we have established to maintain compliance with evolving sanctions and export controls. To that end, we have implemented training programs, both in person and online, to educate our employees on applicable sanctions and export controls laws. If we are held responsible for a violation of U.S. or other countries' sanctions laws, we may be subject to various penalties, any of which could have a material adverse effect on our business, financial condition or results of operations.

The Company currently owns 64.3% of Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represents approximately 7% of consolidated assets of Titan as of both December 31, 2022 and 2021. The Russian operations represent approximately 6% of consolidated global sales for both for the years ended December 31, 2022 and 2021. The military conflict between Russia and Ukraine has not had a significant impact on global operations. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

Legal and Compliance

- **Unfavorable outcomes of legal proceedings could adversely affect Titan's results of operations.**
  The Company is a party to routine legal proceedings arising out of the normal course of business. Due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict any material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of efforts to comply with, or its liabilities pertaining to, legal judgments. Any adverse outcome in any litigation involving Titan or any of its subsidiaries could negatively affect the Company's business, reputation, and financial condition.

- **The Company is subject to anti-corruption laws and regulations.**
  The Company has international operations and must comply with anti-corruption laws and regulations including the U.S. Foreign Corrupt Practices Act (FCPA). These anti-bribery laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value for the purpose of obtaining or retaining business. The FCPA prohibits these payments regardless of local customs and practices. Safeguards that Titan may implement to discourage these practices could prove to be ineffective, and violations of these laws may result in criminal or civil sanctions or other liabilities or proceedings against Titan and could adversely affect the Company's business and reputation.

- **The Company may be subject to product liability and warranty claims.**
  The Company warrants its products to be free of certain defects and, accordingly, may be subject, in the ordinary course of business, to product liability or product warranty claims. Losses may result or be alleged to result from defects in Titan products, which could subject the Company to claims for damages, including consequential damages. There can be no assurance that the Company's insurance coverage will be adequate for liabilities actually incurred or that adequate insurance will be available on terms acceptable to the Company. Any claims relating to defective products that result in liability exceeding Titan's insurance coverage could have a material adverse effect on Titan's financial condition and results of operations. Further, claims of defects could result in negative publicity against Titan, which could adversely affect the Company's business and reputation.

- **The Company is subject to risks associated with climate change regulations.**
  Governmental regulatory bodies in the United States and other countries have adopted, or are contemplating introducing regulatory changes in response to the potential impacts of climate change. New laws and regulations regarding climate change may be designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment (such as taxation of, or caps on the use of, carbon-based energy). Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial statements. In addition, any failure to adequately address stakeholder expectations with respect to environmental, social and governance ("ESG") matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees. The Company's customers may also be affected by climate change regulations that may impact future purchases of the Company's products. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Company cannot anticipate or predict

any material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of climate change and climate change regulations.

- **The Company is subject to risks associated with environmental laws and regulations.**
The Company's operations are subject to federal, state, local, and foreign laws and regulations governing, among other things, emissions to air, discharge to waters, and the generation, handling, storage, transportation, treatment, and disposal of waste and other materials. The Company's operations entail risks in these areas, and there can be no assurance that Titan will not incur material costs or liabilities, including in connection with complying with the laws and regulations and any required remediation. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations, or requirements that may be adopted or imposed in the future. Titan's customers may also be affected by environmental laws and regulations that may impact future purchases of the Company's products.

- **The Company is subject to corporate governance requirements, and costs related to compliance with, or failure to comply with, existing and future requirements could adversely affect Titan's business.**
The Company is subject to corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations of the Securities and Exchange Commission (SEC), the Public Company Accounting Oversight Board (PCAOB), and the New York Stock Exchange (NYSE). These laws, rules, and regulations continue to evolve and may become increasingly restrictive in the future. Failure to comply with these laws, rules, and regulations may have a material adverse effect on Titan's reputation, financial condition, and the value of the Company's securities.

- **The Company is subject to risks associated with maintaining adequate disclosure controls and internal controls over financial reporting.**
Failure to maintain adequate financial and management processes and controls could affect the accuracy and timing of the Company's financial reporting. Testing and maintaining effective internal control over financial reporting and disclosures involves significant costs and could divert management's attention from other matters that are important to Titan's business. If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, the Company may be otherwise unable to comply with the periodic reporting requirements of the Securities and Exchange Commission and the listing of the Company's common stock on the NYSE could be suspended or terminated, each of which could have a material adverse effect on the confidence in the Company's financial reporting, its credibility in the marketplace, and the trading price of Titan's common stock.

Information Technology and Data Protection
- **The Company may be adversely affected by a disruption in, or failure of, information technology systems.**
In the ordinary course of business, the Company relies upon information technology systems, some of which are managed by third parties, to process, transmit, and store electronic information. Technology systems are used in a variety of business processes and activities, including purchasing, manufacturing, distribution, invoicing, and financial reporting. The Company utilizes security measures and business continuity plans to prevent, detect, and remediate damage from computer viruses, natural disasters, unauthorized access (whether through cybersecurity attacks or otherwise), utility failures, and other similar disruptions. Despite Titan's security measures and safeguards, a security breach or information technology system interruption or failure may disrupt and affect the Company's business, resulting in customer dissatisfaction, potential legal claims and adversely affect Titan's results of operations and financial conditions. There can be no assurance that any such security measures or plans will be sufficient to mitigate all potential risks to Titan's systems, networks, and information. Further a significant theft, loss, or fraudulent use of customer or employee information could adversely impact the Company's reputation and could result in unauthorized release of confidential or otherwise protected information, significant costs, fines, and litigation, including with respect to enhanced cybersecurity protection and remediation costs. The Company is currently undergoing upgrades and improvements to its core enterprise resource planning (ERP) systems which are 'cloud based'. Despite adequate security measures, these systems are vulnerable to disruption of service and security breaches as mentioned above. Further, investment in the 'cloud based' systems may have an adverse impact on short-term results of operations and financial condition.

- **The Company is subject to governmental laws, regulations and other legal obligations related to privacy and data protection.**
The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Titan collects personally identifiable information (PII) and other data as integral parts of its business processes and activities. This data is subject to a variety of U.S. and international laws and regulations, including oversight by various regulatory or other governmental bodies. Many foreign countries

and governmental bodies, including the European Union, Canada, and other relevant jurisdictions where we conduct business, have laws and regulations concerning the collection and use of PII and other data obtained from their residents or by businesses operating within their jurisdiction that are more restrictive than those in the U.S. Additionally, in 2016, the European Union adopted the General Data Protection Regulation (GDPR) that imposes more stringent data protection requirements and provides for greater penalties for noncompliance. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to the Company or Company officials, damage our reputation, inhibit sales, and otherwise adversely affect our business.

General

• **The COVID-19 pandemic has adversely impacted, and may continue to adversely affect, the Company's business, operating results and financial condition.**
COVID-19 has spread to all of the countries in which we operate. The COVID-19 pandemic's impact on the Company was less in 2022 than in 2021. While the Company's operations began to return to historical levels during 2021 and continuing into 2022, certain geographies (particularly China) continue to remain impacted resulting in employee absenteeism. Further, global supply chains are experiencing constraints following the COVID-19 pandemic, including availability and pricing of raw materials, transportation and labor. The current constraints on the global supply chains are adding further complexity in the improvement to growth expectations in the near term.

• **The Company is subject to foreign currency translation risk.**
The Company operates in many worldwide locations and transacts business in many foreign currencies. Titan's financial statements are reported in U.S. dollars with financial statements of international subsidiaries being initially recorded in foreign currencies and translated into U.S. dollars. Large fluctuations in currency exchange rates between the U.S. dollar and other global currencies may have a material adverse impact on the Company's financial condition, results of operations, and liquidity.

• **The Company may incur additional tax expense or tax exposure.**
The Company is subject to income taxes in the United States and numerous foreign jurisdictions, and has domestic and international tax liabilities which are dependent upon the distribution of income among these different jurisdictions. Titan's income tax provision and cash tax liability in the future could be adversely affected by numerous factors, including income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws and regulations.

• **The Company is subject to risks related to uncertainties in global and regional economic conditions.**
Our results of operations are materially affected by economic conditions globally, regionally and in the particular industries we serve. The demand for our products tends to be cyclical and can be significantly reduced in periods of economic weakness characterized by lower levels of government and business investment, lower levels of business confidence, lower corporate earnings, high real interest rates, lower credit activity or tighter credit conditions, high inflation, higher unemployment and lower consumer spending. Certain aspects of our business that are heavily consumer driven and dependent on discretionary spend may be impacted on an even broader scale by some of these economic conditions. Also, our current and future operating costs of labor, raw materials and logistics may be impacted by higher inflation and higher interest rates. Economic conditions vary across regions and countries, and demand for our products generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in the global mix of regions and countries experiencing economic growth and investment could have an adverse effect on our business, results of operations and financial condition.

• **The Company is not insured against all potential losses and could be harmed by natural disasters, catastrophes, or sabotage.**
The Company's business activities involve substantial investments in manufacturing facilities and products are produced at a limited number of locations. These facilities could be materially damaged, including as a result of natural disasters, such as fires, floods, tornadoes, hurricanes, and earthquakes, or by sabotage. The Company could incur uninsured losses and liabilities arising from such events, as well as damage to its reputation, and/or suffer material losses in operational capacity and efficiency, which could have a material adverse impact on Titan's business, financial condition, and results of operations.

- **Acquisitions/divestitures may require significant resources and/or result in significant losses, costs, or liabilities.** Any future acquisitions or divestitures will depend on the Company's ability to identify suitable opportunities, to negotiate acceptable terms, and to finance acquisitions. Titan will also face competition for suitable acquisition candidates, which may increase costs. In addition, acquisitions and divestitures require significant managerial attention, which may be diverted from current operations. Furthermore, acquisitions and divestitures of businesses or facilities entail a number of additional risks and challenges including: integrating acquisitions with existing operations; and separating operations in connection with dispositions; applying internal controls and processes throughout the acquired business; potential disruption of the Company's ongoing business; inability to maintain key customer, supplier, and employee relationships; potential that transactions do not produce satisfactory returns on a timely basis or at all; and exposure to unanticipated liabilities.

  International acquisitions or divestitures may be more complex and time consuming. Also, international acquisitions and divestitures may include a number of additional risks, including the integration of acquisitions or separation of divestitures in compliance with foreign laws and regulations and business and accounting systems.

  Subject to the terms of its existing indebtedness, the Company may finance future acquisitions with cash from operations, additional indebtedness, and/or by issuing additional equity securities. These commitments may impair the operation of Titan's businesses. In addition, the Company could face financial risks associated with incurring additional indebtedness, such as reducing liquidity and access to financing markets and increasing the amount of cash flow required to service such indebtedness.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 – PROPERTIES

The Company's properties with total square footage above one million, all of which are owned by the Company, are detailed by the location, size, and focus of each facility as provided in the table below (amounts in thousands):

Location	Approximate square footage Owned	Use	Segment
Sao Paulo, Brazil	2,917	Manufacturing, distribution	All segments
Union City, Tennessee	2,212	Manufacturing, distribution	All segments
Volzhsky, Russia	2,153	Manufacturing, distribution	All segments
Des Moines, Iowa	1,930	Manufacturing, distribution	All segments
Quincy, Illinois	1,205	Manufacturing, distribution	All segments
Freeport, Illinois	1,202	Manufacturing, distribution	All segments

The Company's total properties by continent are detailed by the location, size, and focus as provided in the table below (amounts in thousands):

Location	Approximate square footage Owned	Leased	Use	Segment
North America	7,450	664	Manufacturing, distribution	All segments
Europe, the Middle East, Africa	3,985	38	Manufacturing, distribution	All segments
Latin America	2,970	248	Manufacturing, distribution	All segments
Asia	315	298	Manufacturing, distribution	All segments
Others	—	146	Manufacturing, distribution	All segments

The Company considers each of its facilities to be in good condition and adequate for present use. Management believes that the Company has sufficient capacity to meet current market demand with the active facilities.

ITEM 3 – LEGAL PROCEEDINGS

The Company is subject, from time to time, to certain legal proceedings and claims arising out of the normal course of its business, which cover a wide range of matters, including environmental issues, product liability, contracts, and labor and employment matters. See Note 24 of the Notes to Consolidated Financial Statements for further discussion.

ITEM 4 – MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol TWI. As of February 20, 2023, there were approximately 320 holders of record of Titan common stock. On June 11, 2020, the Board of Directors unanimously approved the suspension of the Company's quarterly common stock dividend until further notice. Titan paid aggregate cash dividends of $.005 per share of common stock for the first quarter of 2020 and then the Company's quarterly stock dividend was suspended for the remainder of 2020, continuing through 2021 and 2022. Dividends declared totaled $0.0 million, $0.0 million and $0.3 million for years ended December 31, 2022, 2021 and 2020, respectively.

PERFORMANCE COMPARISON GRAPH

The performance graph below compares cumulative total return on the Company's common stock over the past five years against the cumulative total return of the Standard & Poor's 600 Agricultural & Farm Machinery Index, and against the Standard & Poor's 500 Stock Index. The graph depicts the value on December 31, 2022, of a $100 investment made on December 31, 2017, in Company common stock and each of the other two indices, with all dividends reinvested. The stock price performance reflected below is based on historical results and is not necessarily indicative of future stock price performance.

The performance graph is not deemed to be "soliciting material" or to be "filed" with the SEC for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act) or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Titan under the Securities Act of 1933 or the Exchange Act.



| | Fiscal Year Ended December 31, | | | | | |
	2017	2018	2019	2020	2021	2022
Titan International, Inc.	$ 100.00	$ 36.33	$ 28.41	$ 39.37	$ 86.77	$ 120.63
S&P 500 Index	100.00	93.76	120.48	139.40	178.74	143.61
S&P 600 Agricultural & Farm Machinery Index	100.00	79.62	77.17	100.91	136.94	158.11

ITEM 6 [RESERVED]

Not required.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations (MD&A) is designed to provide a reader of the financial statements included in this annual report with a narrative from the perspective of the management of Titan International, Inc. (together with its subsidiaries, Titan, or the Company) on Titan's financial condition, results of operations, liquidity, and other factors which may affect the Company's future results. You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes in "Item 8. Financial Statements and Supplementary Data." The following discussion includes forward-looking statements about our business, financial condition, and results of operations, including discussions about management's expectations for our business. These statements represent projections, beliefs, and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performance or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management's actions to vary, and the results of these variances may be both material and adverse. See "Forward-Looking Statements" and "Item 1A. Risk Factors" in Part 1 of this Form 10-K.

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus ("COVID-19") was reported in Wuhan, China. During March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. The COVID-19 pandemic's adverse impact on the Company was less during 2022 than in 2021. The Company's operations continued with additional sanitary and other protective health measures, which have increased operating costs. We expect these additional measures to continue into the foreseeable future as we seek to ensure the safety and welfare of Titan's employees.

While the Company's operations began to return to historical levels during 2021 and continuing into 2022, certain geographies (particularly China) continue to remain impacted resulting in employee absenteeism. Further, global supply chains are experiencing constraints following the COVID-19 pandemic, including availability and pricing of raw materials, transportation and labor.

Due to the above circumstances and as described generally in this Form 10-K, the Company's results of operations for the year ended December 31, 2022 are not necessarily indicative of the results to be expected in the future. Management cannot predict the future impact of the COVID-19 pandemic on the economic conditions generally, on the Company's customers and, ultimately, on the Company. The nature, extent and duration of the effects of the COVID-19 pandemic on the Company remain uncertain and will depend on future developments, and such effects could exist for an extended period of time even after the pandemic might end.

Russia-Ukraine Military Conflict

In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world. The scope of potential additional sanctions is unknown.

The Company maintains operations in Russia and any such economic sanctions may result in an adverse effect on its Russian operations. The Company currently owns 64.3% of the Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represents approximately 7% of consolidated assets of Titan as of both December 31, 2022 and 2021. The Russian operations represent approximately 6% of consolidated global sales for both of the years ended December 31, 2022 and 2021. The military conflict between Russia and Ukraine has not had a significant impact on global operations. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

As the military conflict in Ukraine exacerbates the global food crisis, Titan remains committed to the role it plays in the continuity of food supply and keeping essential goods moving, including its tire operation in Volgograd, Russia. Tires produced in the Voltyre-Prom facility are primarily sold into Commonwealth of Independent States (CIS) countries, located in Europe and Asia. This facility is in full compliance with all international sanctions on Russia. Titan has stopped any additional investments into this joint project and emphasizes that neither this operation, nor any other Titan operations, sell any products to the Russian military or other government agencies.

The potential impact of bans, sanction programs, and boycotts on our business is uncertain at the current time due to the fluid nature of the military conflict as it is unfolding. The potential impacts include supply chain and logistics disruptions, financial impacts including disruptions to the execution of banking transactions with certain Russian financial institutions, volatility in foreign exchange rates and interest rates, inflationary pressures on raw materials and energy, loss of operational control and/or assets, heightened cybersecurity threats and other restrictions. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

Brazilian Tax Credits
In June 2021, the Company's Brazilian subsidiaries received a notice that they had prevailed on an existing legal claim in regards to certain non-income (indirect) taxes that had been previously charged and paid. The matter specifically relates to companies' rights to exclude the state tax on goods circulation (a value-added-tax or VAT equivalent, known in Brazil as "ICMS") from the calculation of certain additional indirect taxes (specifically the program of social integration ("PIS") and contribution for financing of social security ("COFINS") levied by the Brazilian States on the sale of goods.

During the second and third quarter of 2022, the Company submitted the related supporting documentation and received the approval from the Brazilian tax authorities for two of its Brazilian subsidiaries. For the year ended December 31, 2022, the Company recorded $32.0 million within other income in the consolidated statements of operations. The Company also recorded $16.1 million of income tax expense associated with the recognition of these indirect tax credits for the year ended December 31, 2022. Of the $16.1 million income tax expense recorded, $9.4 million was recorded locally in Brazil, while the remaining $6.7 million was recorded to the US in accordance with the global intangible low-taxed income (GILTI) income tax requirements (refer to Note 21).

The Company expects to be able to apply the tax credits received to settle the income tax liability that was incurred as a result of the credit. The Company also expects to utilize the majority of the credit against future PIS/COFINS and income tax obligations over the next twelve months. For the year ended December 31, 2022, the Company has utilized approximately $15.0 million of the tax credits in the settlement of income tax obligations. After the utilization of $15.0 million of tax credits, the Company paid in cash approximately $24.1 million of income taxes for the year ended December 31, 2022 which is on the supplemental information of the consolidated statement of cash flows.

BUSINESS
For a description of the Company's business and segments see Part 1, Item 1 of this Form 10-K.

MARKET CONDITIONS AND OUTLOOK

AGRICULTURAL MARKET OUTLOOK
Agriculture-related commodity prices continued to remain at historically high levels during 2022, although off from recent peaks in the first half of the year. The market conditions across the globe remain favorable with many of our customers forecasting modest growth during 2023. Strong farmer income, replacement of an aging large equipment fleet and replenishment of lower equipment inventory levels are all factors which are anticipated to support improved demand for our products and provide sustained stability in the market over the next few years. Many more variables, including weather, volatility in the price of commodities, grain prices, export markets, foreign currency exchange rates, interest rates, government policies, subsidies, economic cycles, and the demand for used equipment can greatly affect the Company's performance in the agricultural market in a given period.

EARTHMOVING/CONSTRUCTION MARKET OUTLOOK
The earthmoving/construction segment is affected by many variables, including commodity prices, road construction, infrastructure, government appropriations, housing starts, and other macroeconomic drivers. The construction market is primarily driven by GDP by country and the need for infrastructure developments. The earthmoving/construction markets experienced strong signs of growth in 2022 as economies emerged from the pandemic and modest growth is expected to continue into 2023, curtailed by softer housing starts due to rising interest rates. There are historically low equipment inventory levels throughout the global construction industry and mining capital budgets continued to rise during 2022, and we expect them to remain at healthy levels in 2023. Improvements in mineral commodity prices also currently support growth.

CONSUMER MARKET OUTLOOK
The consumer market consists of several distinct product lines within different regions. These products include light truck tires, turf equipment, specialty products, including custom mixing of rubber stock, and train brakes. Overall, the markets remained

stable during 2022. However, the pace of growth can vary period to period. There are strong initiatives underway to bolster opportunities in various specialty products including mixing of rubber stock in the United States. The consumer segment is affected by many variables including inflationary impacts, consumer spending, interest rates, government policies, and other macroeconomic drivers.

SUMMARY OF RESULTS OF OPERATIONS

The following table sets forth the Company's statement of operations expressed as a percentage of net sales for the periods indicated. This table and subsequent discussions should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	As a Percentage of Net Sales Year Ended December 31,	
	2022	2021
Net sales	100.0 %	100.0 %
Cost of sales	83.4	86.7
Gross profit	16.6	13.3
Selling, general and administrative expenses	6.1	7.4
Research and development	0.5	0.6
Royalty expense	0.5	0.6
Income from operations	9.5	4.7
Interest expense	(1.4)	(1.8)
Loss on senior note repurchase	—	(0.9)
Foreign exchange gain	—	0.7
Other income	1.2	0.1
Income before income taxes	9.3	2.8
Income tax provision	1.1	0.1
Net income	8.2 %	2.7 %
Net income attributable to noncontrolling interests	0.1	—
Net income attributable to Titan	8.1 %	2.7 %

In addition, the following table sets forth components of the Company's net sales classified by segment:

(amounts in thousands)	2022	2021	2020
Agricultural	$ 1,192,239	$ 949,400	$ 634,652
Earthmoving/construction	807,356	693,350	510,150
Consumer	169,785	137,465	114,511
Total	$ 2,169,380	$ 1,780,215	$ 1,259,313

FISCAL YEAR ENDED DECEMBER 31, 2022, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2021

RESULTS OF OPERATIONS

Highlights for the year ended December 31, 2022, compared to 2021 (amounts in thousands):

	2022	**2021**	**% Increase**
Net sales	$ 2,169,380	$ 1,780,215	22 %
Cost of sales	1,808,670	1,542,673	17 %
Gross profit	360,710	237,542	52 %
Gross profit %	*17 %*	*13 %*	31 %
Selling, general and administrative expenses	132,792	131,772	1 %
Research and development expenses	10,404	10,104	3 %
Royalty expense	11,712	10,491	12 %
Income from operations	$ 205,802	$ 85,175	142 %

Net Sales

Net sales for the year ended December 31, 2022 were $2.17 billion, compared to $1.78 billion for the year ended December 31, 2021, an increase of 22%. The net sales increase was primarily driven by increases in product pricing in response to inflationary impacts on raw material costs and other input costs including freight and energy costs. The net sales increase was also impacted by product mix and volume to a lesser extent across all segments. The overall volume increase was primarily in North America and Europe, and was driven by increased customer demand which is reflective of improved farmer income, and replacement of an aging large equipment fleet in the global agricultural markets. Construction and mining markets were also improved in 2022 as economies emerged from the pandemic and mining commodity prices increased. The increase in net sales was unfavorably impacted by foreign currency translation of 3.6% or $64.1 million, primarily due to the weakening Euro. The Company sold its Australian wheel business in the first quarter of 2022 which decreased the net sales by 1.8% or $32.9 million, compared to the year ended December 31, 2021.

Cost of Sales and Gross Profit

Cost of sales was $1.81 billion for the year ended December 31, 2022, compared to $1.54 billion for 2021. The increase in cost of sales was driven by the impact of increases in sales volume, raw material cost increases, and other inflationary cost impacts. Gross profit for 2022 was $360.7 million, or 17% of net sales, compared to $237.5 million, or 13% of net sales, for 2021. The increase in gross profit and margin was driven by the impact of increases in net sales, as described previously, and improved operating leverage in our production facilities. In addition, cost reduction and productivity initiatives continue to be executed across global production facilities. Global supply chains are experiencing constraints and volatility, including availability and pricing of raw materials, transportation and labor. Titan is also experiencing similar supply chain challenges and has been able to manage the situation effectively through each of the periods.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2022, were $132.8 million, or 6.1% of net sales, up only 1%, compared to $131.8 million, or 7% of net sales, for 2021. The slight increase in SG&A was primarily due to an increase in certain variable costs associated with improved operating performance and growth in sales.

Research and Development Expenses

Research and development (R&D) expenses for the year ended December 31, 2022, were $10.4 million, or 1% of net sales, compared to $10.1 million, or 1% of net sales, for 2021. R&D spending reflects continued initiatives to improve product designs and an ongoing focus on quality.

Royalty Expense

The Company has trademark license agreements with The Goodyear Tire & Rubber Company to manufacture and sell certain farm tires under the Goodyear name. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States countries. Royalty expenses for the year ended December 31, 2022 were $11.7 million compared to $10.5 million for 2021. The increase in royalty expenses was due to the increase in sales, as described previously, resulting in an increase in the amount of royalty expense incurred.

Income from Operations

Income from operations for the year ended December 31, 2022 was $205.8 million, or 10% of net sales, compared to income of $85.2 million, or 5% of net sales, for 2021. The increase in income was primarily due to the higher sales and improvements in gross profit margins.

OTHER PROFIT/LOSS ITEMS

Interest Expense

Interest expense for 2022 and 2021 was $29.8 million and $32.2 million, respectively. Interest expense decreased due to the reduced borrowing under the Company's global credit facilities, and the refinancing of the senior secured notes during the second quarter of 2021 resulting in an additional interest expense in 2021 which did not occur in 2022.

Loss on Senior Note Repurchase

Loss on senior note repurchase was $16.0 million for 2021. The loss was in connection to the Company completing a call and redemption of all of its outstanding $400.0 million principal amount of Titan's 6.50% senior secured notes due 2023 during the second quarter of 2021.

Foreign Exchange Gain

Foreign currency gain was $0.9 million for the year ended December 31, 2022, compared to a gain of $12.0 million for the year ended December 31, 2021. The foreign exchange gain experienced for the year ended December 31, 2022 is primarily the result of a favorable impact of the movement of exchange rates in certain geographies in which we conduct business. The gain was partially offset by the loss from translation of intercompany loans at certain foreign subsidiaries, which are denominated in local currencies rather than the reporting currency, which is the United States dollar. Since such loans are expected to be settled at some point in the future, these loans are adjusted each reporting period to reflect the current exchange rates.

Foreign exchange gain of $12.0 million for the year ended December 31, 2021 was primarily the result of the closeout of certain legal entities as part of the ongoing initiative to rationalize Titan's legal entity structure and ongoing management of the intercompany capital structure as well as a favorable impact of the movement of exchange rates.

Other Income

Other income was $25.4 million for the year ended December 31, 2022, compared to other income of $2.1 million for 2021, an increase of $23.3 million. The increase in other income was primarily attributable to $32.0 million income on indirect tax credits in Brazil, and a gain of $1.3 million from a government grant associated with an earthquake that affected one of our Italian subsidiaries from May 2012. The increase was partially offset by $10.9 million loss on sale of the Australian wheel business which was comprised of the release of the cumulative translation adjustment of approximately $10.0 million and closing costs associated with the completion of the transaction of approximately $0.9 million.

Provision for Income Taxes

The Company recorded tax expense for income taxes of $23.2 million and $1.1 million for the years ended December 31, 2022 and 2021, respectively. The Company's effective tax rate was 11.4% in 2022 and 2.3% in 2021.

The Company's 2022 and 2021 income tax expense and rates differed from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of U.S. and certain foreign jurisdictions that have a full valuation allowance on deferred tax assets. For 2022, income tax expense was favorably impacted by benefits from a valuation allowance release, which resulted in a tax benefit of $47.4 million.

In jurisdictions where the Company operates, management continues to monitor the realizability of the deferred tax assets arising from losses in its cyclical business, taking into account multiple factors. In completing this assessment, Titan considered both objective and subjective factors. These factors included, but were not limited to, a history of income or losses in prior years, future projections of income or loss, future reversal of existing temporary differences, and tax planning strategies. After evaluating all available evidence, including the fact that the US is in a three year cumulative income position, the Company decided to release most of its U.S. valuation allowance and only retain the portion related to credits that were not more likely than not to be utilized, some state net operating losses, and interest expense carryforward. The Company continues to record a valuation allowance in several major jurisdictions, including various U.S. states, Italy, and Luxembourg where it remains more likely than not that the deferred tax assets would not be utilized.

Net Income and Income per Share

Net income for the year ended December 31, 2022, was $179.2 million, compared to net income of $49.9 million for 2021. Basic earnings per share was $2.80 for the year ended December 31, 2022, compared to $0.80 for 2021. Diluted earnings per share was $2.77 for the year ended December 31, 2022, compared to $0.79 for 2021. The Company's higher net income and earnings per share were due to the items previously discussed.

SEGMENT INFORMATION

Segment Summary (Amounts in thousands)

2022	Agricultural	Earthmoving/ Construction	Consumer	Corporate/ Unallocated Expenses	Consolidated Totals
Net sales	$ 1,192,239	$ 807,356	$ 169,785	$ —	$ 2,169,380
Gross profit	193,585	135,788	31,337	—	360,710
Profit margin	16 %	17 %	18 %	—	17 %
Income (loss) from operations	130,474	79,810	22,843	(27,325)	205,802
2021					
Net sales	$ 949,400	$ 693,350	$ 137,465	$ —	$ 1,780,215
Gross profit	135,807	83,705	18,030	—	237,542
Profit margin	14 %	12 %	13 %	—	13 %
Income (loss) from operations	77,666	27,809	9,553	(29,853)	85,175

Agricultural Segment Results

Agricultural segment results were as follows:

(Amounts in thousands)	2022	2021	% Increase
Net sales	$ 1,192,239	$ 949,400	26 %
Gross profit	193,585	135,807	43 %
Profit margin	16 %	14 %	14 %
Income from operations	130,474	77,666	68 %

Net sales in the agricultural market were $1,192.2 million for the year ended December 31, 2022, compared to $949.4 million for 2021, an increase of 26%. Net sales increase was driven by price/product mix and volume. Price had a greater impact, primarily reflective of increases in product pricing in response to inflationary impacts on raw materials and other inflationary cost increases in the markets, including freight and energy costs. The volume increase was due to increased demand in the global agricultural market, reflective of high farm commodity prices and increased farmer income, the need for replacement of an aging large equipment fleet and the need to replenish equipment inventory levels within the equipment dealer channels. The overall increase in net sales was partially offset by unfavorable currency translation of 2.8%, primarily due to the weakening Euro, and the effects of the disposed Australian business of 1.5%.

Gross profit in the agricultural market was $193.6 million, or 16% of net sales, for 2022, compared to $135.8 million, or 14% of net sales, for 2021. The increase in gross profit and margin was primarily attributable to the impact of increases in net sales as described previously and cost reduction and productivity initiatives executed across global production facilities. The Company balanced the increases of related raw materials and other inflationary cost impacts with corresponding price increases to protect profitability.

Income from operations in the agricultural market was $130.5 million for the year ended December 31, 2022, compared to $77.7 million for 2021. The overall increase in income from operations is attributable to higher gross profit, described previously.

Earthmoving/Construction Segment Results

Earthmoving/construction segment results were as follows:

(Amounts in thousands)	2022	2021	% Increase
Net sales	$ 807,356	$ 693,350	16 %
Gross profit	135,788	83,705	62 %
Profit margin	17 %	12 %	42 %
Income from operations	79,810	27,809	187 %

The Company's earthmoving/construction market net sales were $807.4 million for the year ended December 31, 2022, compared to $693.4 million for the year ended December 31, 2021, an increase of 16%. The increase in earthmoving/construction net sales was primarily driven by increases in product pricing in response to inflationary impacts on energy and freight costs, along with fluctuations in the price of steel. The net sales increase was also impacted by volume across all regions, particularly Europe with the undercarriage business. The volume increase was primarily due to improvements in global economic conditions, recovery in construction markets, and stronger mining commodity prices. Net sales were unfavorably impacted by foreign currency translation of 5.4%, primarily due to the weakening Euro, and the effects of the disposed Australia business of 2.5%.

Gross profit in the earthmoving/construction market was $135.8 million, or 17% of net sales, for the year ended December 31, 2022, compared to $83.7 million, or 12% of net sales, for the year ended December 31, 2021. The increase in gross profit and margin was primarily driven by the impact of net sales as described previously and the continued improved production efficiencies stemming from the strong management actions taken to improve profitability for the long-term. The Company balanced the increases related to raw materials and other inflationary cost impacts with corresponding price increases to protect profitability.

The Company's earthmoving/construction segment income from operations was $79.8 million for the year ended December 31, 2022, as compared to income of $27.8 million for 2021. This improvement was due to increases in sales price, volume, and continued execution of cost containment measures taken to manage profitability.

Consumer Segment Results

Consumer segment results were as follows:

(Amounts in thousands)	2022	2021	% Increase
Net sales	$ 169,785	$ 137,465	24 %
Gross profit	31,337	18,030	74 %
Profit margin	18 %	13 %	38 %
Income from operations	22,843	9,553	139 %

Consumer market net sales were $169.8 million for the year ended December 31, 2022, compared to $137.5 million for 2021, an increase of 24%. The increase was driven by increased price/product mix and volume, with price having a greater impact. Pricing increases were implemented because of inflationary input costs, such as fluctuations in the price of steel and rubber, and increased energy and freight costs. The increase in demand is primarily related to specialty products in the United States, primarily custom mixing of rubber stock to third parties. Net sales were favorably impacted by foreign currency translation, primarily in Latin America and Russia, which increased net sales by 0.2%, although the disposal of the Australian business had a negative effect on sales of 0.8%.

Gross profit from the consumer market was $31.3 million for 2022, or 18% of net sales, compared to $18.0 million, or 13% of net sales, for 2021. The increase was primarily caused by increased price/product mix and the positive impact of sales volume increase on operating leverage.

Consumer segment income from operations was $22.8 million for the year ended December 31, 2022, compared to $9.6 million for 2021. The increase was due to increase in gross profit as mentioned previously.

Corporate & Unallocated Expenses
Income from operations on a segment basis does not include corporate expenses of approximately $27.3 million and $29.9 million for the year ended December 31, 2022 and 2021, respectively. Unallocated expenses are primarily comprised of corporate selling, general and administrative expenses. The year-over-year change was due to reductions in certain SG&A expenses primarily associated with investments to improve our supply chain and logistics processes in 2021 which did not occur in 2022.

FISCAL YEAR ENDED DECEMBER 31, 2021, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2020

The comparison of the 2021 results to 2020 has been omitted from this Form 10-K and can be found in the Company's Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 3, 2022.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
As of December 31, 2022, the Company had $159.6 million of cash, an increase of $61.5 million from December 31, 2021, due to the following items:

Operating Cash Flows
Summary of cash flows from operating activities:

(Amounts in thousands)	Year ended December 31,		
	2022	**2021**	**Change**
Net income	$ 179,186	$ 49,891	$ 129,295
Depreciation and amortization	42,747	47,991	(5,244)
Loss on sale of the Australian wheel business	10,890	—	10,890
Deferred income tax benefit	(23,385)	(14,180)	(9,205)
Income on indirect taxes	(32,043)	—	(32,043)
Loss on senior note repurchase	—	16,020	(16,020)
Accounts receivable	(27,201)	(74,736)	47,535
Inventories	(19,598)	(112,850)	93,252
Prepaid and other current assets	11,366	(15,671)	27,037
Accounts payable	(7,754)	121,189	(128,943)
Other current liabilities	18,888	14,781	4,107
Other liabilities	516	(11,588)	12,104
Other operating activities	7,066	(10,121)	17,187
Net cash provided by operating activities	$ 160,678	$ 10,726	$ 149,952

For the year ended December 31, 2022, operating activities provided cash of $160.7 million, driven by the net income of $179.2 million, increases in other current liabilities of $18.9 million, and deceases in prepaid and other current assets of $11.4 million, which was partially offset by increases in accounts receivable of $27.2 million generated by the increased sales activity during the year, increases in inventories of $19.6 million, and decreases in accounts payable of $7.8 million. Included in net income of $179.2 million were non-cash items for depreciation and amortization of $42.7 million, the income on indirect taxes of $32.0 million, deferred income tax benefit of $23.4 million, and loss on sale of the Australian wheel business of $10.9 million.

Cash provided by operating activities increased by $150.0 million when comparing 2022 to 2021. This increase was primarily due to an increase of $129.3 million in net income year over year.

Summary of the components of cash conversion cycle:

	December 31, 2022	December 31, 2021
Days sales outstanding	48	48
Days inventory outstanding	86	86
Days payable outstanding	(57)	(61)
Cash conversion cycle	77	73

Cash conversion cycle increased by 4 days during 2022 from 2021 due to decreases in accounts payable of $7.8 million at year ended December 31, 2022, as compared to 2021.

Investing Cash Flows
Summary of cash flows from investing activities:

(Amounts in thousands)	Year ended December 31,		
	2022	2021	Change
Capital expenditures	$ (46,974)	$ (38,802)	$ (8,172)
Proceeds from the sale of the Australian wheel business	9,293	—	9,293
Other investing activities	930	1,203	(273)
Cash used for investing activities	$ (36,751)	$ (37,599)	$ 848

Net cash used for investing activities was $36.8 million in 2022, compared to cash used for investing activities of $37.6 million in 2021. The Company invested a total of $47.0 million in capital expenditures in 2022, compared to $38.8 million in 2021. Capital expenditures represent plant equipment replacement and improvements, along with new tools, dies and molds related to new product development. The overall capital outlay for 2022 increased as the Company seeks to enhance the Company's existing facilities and manufacturing capabilities and drive plant efficiency and labor productivity gains. Cash provided by investing activities in 2022 includes $9.3 million from proceeds for the sale of the Australian wheel business.

Cash used for investing activities for 2021 included $38.8 million capital expenditures used to enhance the Company's existing facilities and manufacturing capabilities and drive productivity gains.

Financing Cash Flows
Summary of cash flows from financing activities:

(Amounts in thousands)	Year ended December 31,		
	2022	2021	Change
Proceeds from borrowings	$ 88,940	$ 497,149	$ (408,209)
Repurchase of senior secured notes	—	(413,000)	413,000
Payment on debt	(124,739)	(69,182)	(55,557)
Repurchase of common stock	(25,000)	—	(25,000)
Other financing activities	(511)	(1,021)	510
Cash (used for) provided by financing activities	$ (61,310)	$ 13,946	$ (75,256)

Net cash used for financing activities was $61.3 million in 2022. Payment on debt of $124.7 million and repurchase of common stock of $25.0 million were offset partially by proceeds from borrowings of $88.9 million. The Company borrowed on the domestic revolving credit facility during the first quarter of 2022 to facilitate the repurchasing of the Company's common stock from RDIF, and subsequently repaid the borrowing during the second quarter of 2022 as cash flow improved. The Company reduced its domestic credit facility outstanding balance to zero during 2022 with cash provided from operations as compared to domestic credit facility outstanding balance of $30.0 million at December 31, 2021.

Debt Restrictions

The Company's revolving credit facility (credit facility) and indenture relating to the 7.00% senior secured notes due 2028 contain various restrictions which include:

- When remaining availability under the credit facility is less than 10% of the total commitment under the credit facility ($12.5 million as of December 31, 2022), the Company is required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 (calculated quarterly on a trailing four quarter basis);

- Limits on dividends and repurchases of the Company's stock;

- Restrictions on the ability of the Company to make additional borrowings, or to consolidate, merge, or otherwise fundamentally change the ownership of the Company;

- Limitations on investments, dispositions of assets, and guarantees of indebtedness; and

- Other customary affirmative and negative covenants.

These restrictions could limit the Company's ability to respond to market conditions, provide for unanticipated capital investments, raise additional debt or equity capital, pay dividends, or take advantage of business opportunities, including future acquisitions.

Guarantor Financial Information

The Company's 7.00% senior secured notes due 2028 are guaranteed by the following 100% owned subsidiaries of the Company: Titan Tire Corporation, Titan Tire Corporation of Bryan, Titan Tire Corporation of Freeport, and Titan Wheel Corporation of Illinois. The note guarantees are full and unconditional, joint and several obligations of the guarantors. The guarantees of the guarantor subsidiaries are subject to release in limited circumstances only upon the occurrence of certain customary conditions.

The following summarized financial information of both the Company and the Guarantor Subsidiaries ("Guarantors") is presented on a combined basis. Intercompany balances and transactions between the Company and the Guarantors have been eliminated and the summarized financial information does not reflect investments of the Company or the Guarantors in the Non-Guarantor Subsidiaries. The information is presented in accordance with the requirements of Rule 13-01 under the SEC's Regulation S-X. The financial information may not necessarily be indicative of results of operations or financial position had the guarantor subsidiary operated as an independent entity.

Summarized Balance Sheets:

(Amounts in thousands)

	December 31, 2022
Assets	
Current assets	$ 101,805
Property, plant, and equipment, net	80,374
Intercompany accounts, non-guarantor subsidiaries	457,964
Other long-term assets	63,344
Liabilities	
Current liabilities	104,174
Long-term debt	395,401
Other long-term liabilities	2,997

Summarized Statement of Operations:

(Amounts in thousands)

	Year ended December 31, 2022
Net sales	$ 962,650
Gross profit	147,304
Income from operations	80,826
Net income	82,106

LIQUIDITY OUTLOOK

The Company does not anticipate significant liquidity constraints during the foreseeable future. At December 31, 2022, the Company had $159.6 million of cash and cash equivalents. At December 31, 2022, under the Company's $125 million credit facility, there were no outstanding borrowings, $7.2 million in outstanding letters of credit, and the amount available to borrow totaled $117.8 million. Titan's availability under this domestic facility may be less than $125 million, from time to time, as a result of any outstanding letters of credit and eligible accounts receivable and inventory balances at certain of its domestic subsidiaries. The cash and cash equivalents balance of $159.6 million includes $132.8 million held in foreign countries.

Capital expenditures for 2023 are forecasted to be approximately $55 million to $60 million. These capital expenditures are anticipated to be used primarily to continue to enhance the Company's existing facilities and manufacturing capabilities and drive productivity gains, along with the purchase of new tools, dies and molds related to new product development.

Cash payments for interest are currently forecasted to be approximately $30 million in 2023, based on the Company's year-end 2022 debt balances and debt maturities. The forecasted interest payments are comprised primarily of the semi-annual interest payments totaling approximately $28 million (paid in April and October) for the 7.00% senior secured notes.

Cash and cash equivalents along with anticipated internal cash flows from operations and utilization of availability on global credit facilities, are expected to provide sufficient liquidity for working capital needs, debt maturities, and capital expenditures. Potential divestitures and unencumbered assets are also a means to provide for future liquidity needs.

In June 2022, Moody's Investors Service upgraded its credit rating for the Company, including its senior secured notes. The rating upgrade reflected Moody's expectation that favorable demand growth in Titan's end markets, primarily agricultural equipment, will support continued strength in the Company's credit metrics into 2023.

In December 2022, S&P Global Ratings upgraded its credit rating for the Company due to its belief that the Company will continue to benefit from solid demand in its agricultural and mining end markets in 2023.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 1. Description of Business and Significant Accounting Policies to the consolidated financial statements. Preparation of financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the application of technical accounting rules and guidance, as well as the use of estimates. The Company's application of such rules and guidance involves assumptions that require difficult subjective judgments regarding many factors, which, in and of themselves, could materially impact the financial statements and disclosures. A future change in the estimates, assumptions, or judgments applied in determining the following matters, among others, could have a material impact on future financial statements and disclosures.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities.   Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply in the years the temporary differences are expected to be settled or realized. Management's judgment is required to determine the provision for income taxes, deferred tax assets and liabilities, and valuation allowances against deferred tax assets.

Management records a reduction to the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing future profitability by year, including the impact of tax planning strategies, relative to the expiration dates, if any, of the assets.

Management considers both positive and negative evidence when measuring the need for a valuation allowance. The weight given to the evidence is commensurate with the extent to which it may be objectively verified. Current and cumulative financial reporting results are a source of objectively verifiable evidence. Management gives operating results during the most recent three-year period a significant weight in our analysis. Management considers positive cumulative operating results exist in the most recent three-year period. Management performs scheduling exercises as needed to determine if sufficient taxable income of the appropriate character exists in the periods required in order to realize our deferred tax assets with limited lives (such as tax loss carryforwards and tax credits) prior to their expiration. Management also considers prudent tax planning strategies (including an assessment of their feasibility) to accelerate taxable income if required to utilize expiring deferred tax assets. A valuation allowance is not required to the extent that, in our judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that our deferred tax assets will be realized. See Note 21 to the consolidated financial statements for additional information on the composition of valuation allowances.

Retirement Benefit Obligations

Pension benefit obligations are based on various assumptions used by third-party actuaries in calculating these amounts. These assumptions include discount rates, expected return on plan assets, mortality rates, and other factors. Revisions in assumptions and actual results that differ from the assumptions affect future expenses, cash funding requirements, and obligations. The Company has three frozen defined benefit pension plans in the United States and pension plans in several foreign countries. For more information concerning these obligations, see Note 22 of the Notes to Consolidated Financial Statements for additional information.

The effect of hypothetical changes to selected assumptions on the Company's frozen pension benefit obligations would be as follows (amounts in thousands):

| | | December 31, 2022 | | 2023 |
Assumptions	Percentage Change	Increase (Decrease) PBO (a)	Increase (Decrease) Equity	Increase (Decrease) Expense
Pension				
Discount rate	+/-5	$(2,938)/$3,105	$2,869/$(3,032)	$(5)/$4
Expected return on assets	+/-5			$(352)/$352

(a) Projected benefit obligation (PBO) for pension plans.

MARKET RISK

Foreign Currency Risk

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The exposure to foreign currency movements is limited in many countries because the operating revenues and expenses of the Company's various subsidiaries and business units are substantially in the local currency of the country in which they operate. To the extent that borrowings, sales, purchases, revenues, expenses or other transactions are not in the local currency of the subsidiary, the Company is exposed to currency risk and may enter into foreign exchange derivative contracts to mitigate the currency risk. The Company is exposed to fluctuations in the Brazilian real, British pound, Euro, Russian ruble and other global currencies. The Company's net investment in foreign entities translated into U.S. dollars was $249.0 million at December 31, 2022, and $255.6 million at December 31, 2021. The hypothetical potential loss in value of the Company's net investment in foreign entities resulting from a 10% adverse change in foreign currency exchange rates at December 31, 2022, would have been approximately $25.0 million.

Commodity Price Risk

The Company does not generally enter into long-term commodity pricing contracts and does not use derivative commodity instruments to hedge its exposures to commodity market price fluctuations. Therefore, the Company is exposed to price fluctuations of its key commodities, which consist primarily of steel, natural rubber, synthetic rubber, and carbon black. The Company attempts to pass on certain material price increases and decreases to its customers, depending on market conditions.

Interest Rate Risk

The Company is exposed to interest rate risk on its variable debt. The Company has a $125 million credit facility that has a variable interest rate. As of December 31, 2022, the amount available under the credit facility was $117.8 million. If the credit facility were fully drawn to available funds, a change in the interest rate of 100 basis points, or 1%, would have changed the Company's interest expense by approximately $1.2 million. At December 31, 2022, there were no borrowings under the credit facility.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Part II, Item 7 of this report.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to Part IV, Item 15 of this report, "Exhibits and Financial Statement Schedules."

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Titan management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, Titan's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Titan in the reports that it files or submits under the Exchange Act are recorded, processed, summarized, and reported accurately and within the time frames specified in the SEC's rules and forms and accumulated and communicated to Titan management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
There were no changes in Titan's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting
Titan management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Internal control over financial reporting includes those policies, procedures, and activities that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Titan management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the "Internal Control-Integrated Framework (2013)." Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

Inherent Limitations on the Effectiveness of Controls
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B – OTHER INFORMATION

None.

ITEM 9C – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors

Information required by this item regarding the Company's directors is incorporated herein by reference to the Company's 2023 Proxy Statement under the captions "Proposal #1 - Election of Directors," "Committees of the Board of Directors; Meetings" and "Corporate Governance."

Executive Officers

The names, ages, and positions of all executive officers of the Company are listed below, followed by a brief account of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting immediately following the Annual Meeting of Stockholders. There is no arrangement or understanding between any officer and any other person pursuant to which an officer was selected.

Paul G. Reitz, 50, joined the Company in July 2010 as Chief Financial Officer. Mr. Reitz was appointed President in February 2014. In December 2016, Mr. Reitz was appointed President and Chief Executive Officer.

David A. Martin, 55, joined the Company in June 2018 as Chief Financial Officer. Prior to joining Titan, Mr. Martin served from 1993 to 2018 in various roles at Aegion Corporation, a global technology/service provider maintaining, protecting and strengthening infrastructure, primarily pipelines, that was listed on the NASDAQ Global Select Market. Mr. Martin's roles included Chief Financial Officer from 2007 to November 2017.

Michael G. Troyanovich, 65, joined the Company in August 2011 as Assistant General Counsel. Mr. Troyanovich was appointed Secretary in December 2012, and General Counsel in June 2013.

Tony C. Eheli, 45, joined the Company in March 2021 as Vice President and Chief Accounting Officer. Prior to joining Titan, Mr. Eheli served from 2011 to 2021 in various roles at Danaher Corporation, including as a Global Director of Financial Planning and Analysis and as a Global Corporate Controller of two separate divisions of Danaher.

Business Conduct Policy

The Company adopted a business conduct policy, which is applicable to directors, officers and employees. The Company has also adopted corporate governance guidelines. The business conduct policy and corporate governance guidelines are available under the Investor Relations section of the Company's website, www.titan-intl.com. The Company intends to satisfy disclosure requirements regarding amendments to or waivers from its business conduct policy by posting such information on its website. Printed copies of the business conduct policy and corporate governance guidelines are available, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 1525 Kautz Road, Suite 600, West Chicago, IL 60185.

ITEM 11 – EXECUTIVE COMPENSATION

Information required by this item regarding executive compensation is incorporated herein by reference to the Company's 2023 Proxy Statement under the caption "Compensation of Executive Officers."

ITEM 12– SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item regarding security ownership is incorporated herein by reference to the Company's 2023 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item regarding relationships and related party transactions is incorporated herein by reference to the Company's 2023 Proxy Statement under the captions "Certain Relationships and Related Party Transactions" and "Corporate Governance" and also appears in Note 27 of the Notes to Consolidated Financial Statements.

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item regarding audit fees and services is incorporated by reference herein to the Company's 2023 Proxy Statement under the caption "Audit and Other Fees."

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

2. Financial Statement Schedule

3. Exhibits

TITAN INTERNATIONAL, INC.
Exhibit Index
Annual Report on Form 10-K

Exhibit No.	DESCRIPTION
3.1 (a)	Titan International, Inc. Amended and Restated Certificate of Incorporation
3.2 (a)	Bylaws of the Company
4.1*	Description of Securities of the Registrant
4.2 (b)	Indenture, dated as of April 22, 2021, among Titan, the Guarantors named therein, the Trustee and the Collateral Trustee
4.3 (b)	Registration Rights Agreement, dated as of April 22, 2021, among, Titan, the Guarantors named therein, and Goldman Sachs & Co. LLC, as representative of the initial purchasers of the Senior Secured Notes due 2028
10.1 (c)	Equity Incentive Plan
10.2 (d)	Paul G. Reitz Employment Agreement
10.3 (e)	Paul G. Reitz Employment Agreement Amendment
10.4 (f)	Michael G. Troyanovich Employment Agreement
10.5 (g)	David A. Martin Employment Agreement
10.6 (h)	Trademark License Agreement with The Goodyear Tire & Rubber Company **
10.7 (i)	Agreement, dated as of February 26, 2016, by and among the Company and MHR Institutional Partners III LP, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Advisors III LLC, MHR Advisors LLC, MHRC LLC, MHR Fund Management LLC, MHR Holdings LLC and Mark H. Rachesky
10.8 (j)	Audit Committee Observer Agreement, dated as of September 29, 2016
10.9 (k)	Credit and Security Agreement with agent BMO Harris Bank N. A., dated as of February 17, 2017
10.10 (l)	Shareholders' Agreement, dated July 9, 2013, between Titan International, Inc., Titan Luxembourg S.A.R.L., OEP 11 Cooperatief U.A., Rubber Cooperatief U.A., and Titan Tire Russia B.V.
10.11 (m)	Amendment, dated as of February 25, 2019, to the February 26, 2016, Agreement by and among the Company and MHR Institutional Partners III LP, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Advisors III LLC, MHR Advisors LLC, MHRC LLC, MHR Fund Management LLC, MHR Holdings LLC and Mark H. Rachesky
10.12 (n)	Second Amendment to Credit and Security Agreement with agent BMO Harris Bank N. A. dated as of May 17, 2019
10.13 (o)	Third Amendment to Credit and Security Agreement with agent BMO Harris Bank N. A. dated as of February 25, 2021
10.14 (p)	Fifth Amendment to Credit and Security Agreement with agent BMO Harris Bank N. A. dated as of October 28, 2021
10.15 (q)	Stock Purchase Agreement dated as of February 1, 2022 by and among Titan International, Inc., RDIF Investment Management-28 LLL, Co-Investment Partnership I L.P., and Co-Investment Partnership II C.V.
10.16 (r)***	Global Long-Term Agreement dated June 1, 2022 between Titan International, Inc. and Deere & Company.
21*	Subsidiaries of the Registrant
22*	List of Subsidiary Guarantors
23*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith
** Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

***Certain portions of this document that contain confidential information have been redacted in accordance with Regulation S-K Item 601(b)(10)(iv).

(a) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on June 29, 2015 (No. 1-12936).

(b) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on November 20, 2017 (No. 1-12936).

(c) Incorporated by reference to Appendix A of the Company's Definitive Proxy Statement filed on April 30, 2021.

(d) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on December 23, 2015 (No. 1-12936).

(e) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on December 9, 2016 (No. 1-12936).

(f) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on December 23, 2015 (No. 1-12936).

(g) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on June 15, 2018 (No. 1-12936).

(h) Incorporated by reference to exhibit 10.1 contained in the Company's Form 10-Q for the quarterly period ended March 31, 2016 (No. 1-12936).

(i) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 29, 2016 (No. 1-12936).

(j) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on October 3, 2016 (No. 1-12936).

(k) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 23, 2017 (No. 1-12936).

(l) Incorporated by reference to exhibit 10 contained in the Company's Form 10-Q for the quarterly period ended September 30, 2018 (No. 1-12936).

(m) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 25, 2019 (No 1-12936).

(n) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on May 21, 2019 (No 1-12936).

(o) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 26, 2021 (No 1-12936).

(p) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on October 28, 2021 (No 1-12936).

(q) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 4, 2022 (No. 1-12936).

(r) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on June 17, 2022 (No. 1-12936).

ITEM 16 – FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


TITAN INTERNATIONAL, INC.

(Registrant)


Date: February 27, 2023   **By:**   /s/ PAUL G. REITZ
                                                        Paul G. Reitz
                                                        President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 27, 2023.

Signatures	Capacity
/s/ PAUL G. REITZ	President, Chief Executive Officer and Director
Paul G. Reitz	(Principal Executive Officer)
/s/ DAVID A. MARTIN	SVP and Chief Financial Officer
David A. Martin	(Principal Financial Officer)
/s/ TONY C. EHELI	VP, Chief Accounting Officer
Tony C. Eheli	(Principal Accounting Officer)
/s/ MAURICE M. TAYLOR JR.	Chairman
Maurice M. Taylor Jr.	
/s/ RICHARD M. CASHIN JR.	Director
Richard M. Cashin Jr.	
/s/ MAX A. GUINN	Director
Max A. Guinn	
/s/ DR. MARK RACHESKY	Director
Dr. Mark Rachesky	
/s/ ANTHONY L. SOAVE	Director
Anthony L. Soave	
/s/ LAURA K. THOMPSON	Director
Laura K. Thompson	

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements included in this annual report on Form 10-K. Management believes that the consolidated financial statements fairly reflect the Company's financial transactions and the financial statements reasonably present the Company's financial position and results of operations in conformity with accounting principles generally accepted in the United States of America.

The Board of Directors of the Company has an Audit Committee comprised entirely of outside directors who are independent of management. The Committee meets periodically with management, the internal auditors, and the independent registered public accounting firm to review accounting control, auditing, and financial reporting matters. The Audit Committee is responsible for the appointment of the independent registered public accounting firm and approval of their fees.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements as of December 31, 2022 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Titan International, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Titan International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of Deferred Tax Assets

As described in Note 21 to the consolidated financial statements, deferred tax assets are reduced by a valuation allowance if in management's judgement it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Once established, the valuation allowance is released when, based on the evaluation of positive and negative evidence, management concludes that related deferred tax assets are more likely than not to be realized. During the year ended December 31, 2022, management concluded that sufficient positive evidence existed to release a portion of its valuation allowance related to U.S. deferred tax assets, resulting in an income tax benefit of $53.3 million for the year ended December 31, 2022. We identified the realizability of U.S. deferred tax assets as a critical audit matter.

The principal considerations for our determination that the realizability of deferred tax assets is a critical audit matter are (1) the significant judgment by management when determining the realizability of a deferred tax asset (ii) the high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence relating to management's assessment of the realization of deferred tax assets.

Our audit procedures related to the realizability of U.S. deferred tax assets included the following, among others:

- We tested forecasted revenues and profitability used to determine the realizability of deferred tax assets by assessing the reasonableness of management's forecast compared to historical results and forecasted industry trends
- We reviewed and independently evaluated the historical three-year cumulative income analysis and scheduled reversal of deferred tax liabilities used to determine the realizability of deferred tax assets
- We utilized individuals with specialized skill and knowledge in income taxes to assist in the evaluation of the positive and negative evidence, the analysis of the realizability of the deferred tax assets and the conclusions reached.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2012.

Southfield, Michigan
February 27, 2023

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Titan International, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Titan International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 27, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Grant Thornton LLP

Southfield, Michigan
February 27, 2023

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except per share data)

	Year ended December 31,		
	2022	**2021**	**2020**
Net sales	$ 2,169,380	$ 1,780,215	$ 1,259,313
Cost of sales	1,808,670	1,542,673	1,130,194
Asset impairment	—	—	14,800
Gross profit	360,710	237,542	114,319
Selling, general and administrative expenses	132,792	131,772	130,942
Research and development expenses	10,404	10,104	9,013
Royalty expense	11,712	10,491	9,715
Income (loss) from operations	205,802	85,175	(35,351)
Interest expense	(29,796)	(32,221)	(30,554)
Loss on senior note repurchase	—	(16,020)	—
Foreign exchange gain (loss)	927	12,020	(11,025)
Other income	25,420	2,086	18,799
Income (loss) before income taxes	202,353	51,040	(58,131)
Provision for income taxes	23,167	1,149	6,946
Net income (loss)	179,186	49,891	(65,077)
Net income (loss) attributable to noncontrolling interests	2,884	305	(4,689)
Net income (loss) attributable to Titan and applicable to common shareholders	$ 176,302	$ 49,586	$ (60,388)
Earnings (loss) per common share:			
Basic	$ 2.80	$ .80	$ (.99)
Diluted	$ 2.77	$ .79	$ (.99)
Average common shares and equivalents outstanding:			
Basic	63,040	62,100	60,818
Diluted	63,691	62,685	60,818
Dividends declared per common share:	$ —	$ —	$ .01

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(All amounts in thousands)

	Year ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 179,186	$ 49,891	$ (65,077)
Derivative gain (loss)	1,263	374	(413)
Currency translation adjustment, net	(6,507)	(42,338)	(4,140)
Pension liability adjustments, net of tax of $(383), $39, and $43, respectively	1,115	12,308	3,454
Comprehensive income (loss)	175,057	20,235	(66,176)
Net comprehensive income (loss) attributable to noncontrolling interests	4,030	(125)	(7,185)
Comprehensive income (loss) attributable to Titan	$ 171,027	$ 20,360	$ (58,991)

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data)

	December 31, 2022	December 31, 2021
Assets		
Current assets		
Cash and cash equivalents	$ 159,577	$ 98,108
Accounts receivable	266,758	255,180
Inventories	397,223	392,615
Prepaid and other current assets	86,070	67,401
Total current assets	909,628	813,304
Property, plant and equipment, net	296,605	301,109
Operating lease assets	8,932	20,945
Deferred income taxes	38,736	16,831
Other long-term assets	30,729	30,496
Total assets	$ 1,284,630	$ 1,182,685
Liabilities		
Current liabilities		
Short-term debt	$ 30,857	$ 32,500
Accounts payable	263,376	278,099
Other current liabilities	151,928	140,214
Total current liabilities	446,161	450,813
Long-term debt	414,761	452,451
Deferred income taxes	3,425	3,978
Other long-term liabilities	37,145	48,271
Total liabilities	901,492	955,513
Commitments and contingencies: Notes 10, 24, 25 and 26		
Equity		
Titan stockholders' equity		
Common stock ($0.0001 par, 120,000,000 shares authorized, 66,525,269 issued at December 2022 and 66,492,660 at December 2021)	—	—
Additional paid-in capital	565,546	562,340
Retained earnings (deficit)	90,863	(85,439)
Treasury stock (at cost, 3,681,308 shares at December 2022 and 80,876 shares at December 2021)	(23,418)	(1,121)
Accumulated other comprehensive loss	(251,755)	(246,480)
Total Titan stockholders' equity	381,236	229,300
Noncontrolling interests	1,902	(2,128)
Total equity	383,138	227,172
Total liabilities and equity	$ 1,284,630	$ 1,182,685

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except share data)

	Number of common shares	Common stock	Additional paid-in capital	Retained earnings (deficit)	Treasury stock	Stock reserved for deferred compensation	Accumulated other comprehensive income (loss)	Total Titan Equity	Non-controlling interest	Total Equity
Balance January 1, 2020	60,283,212	$ —	$ 532,070	$ (74,334)	$ (4,234)	$ —	$ (218,651)	$ 234,851	$ 4,137	$ 238,988
Net loss				(60,388)				(60,388)	(4,689)	(65,077)
Currency translation adjustment, net of tax							(1,644)	(1,644)	(2496)	(4,140)
Pension liability adjustments, net of tax							3,454	3,454		3,454
Derivative loss							(413)	(413)		(413)
Dividends declared				(303)				(303)		(303)
Stock-based compensation	440,558		1,562		900			2,462		2,462
VIE deconsolidation and distributions								—	(559)	(559)
Noncontrolling interest contributions								—	608	608
Issuance of treasury stock under 401(k) plan	653,211		(890)		2,135			1,245		1,245
Balance December 31, 2020	61,376,981	$ —	$ 532,742	$ (135,025)	$ (1,199)	$ —	$ (217,254)	$ 179,264	$ (2,999)	$ 176,265
Net income				49,586				49,586	305	49,891
Currency translation adjustment, net of tax							(41,908)	(41,908)	(430)	(42,338)
Pension liability adjustments, net of tax							12,308	12,308		12,308
Derivative gain							374	374		374
Stock-based compensation	827,277		3,363		78			3,441		3,441
VIE deconsolidation and distributions								—	996	996
Issuance of common stock under 401(k) plan	175,267		1,235					1,235		1,235
RDIF settlement	4,032,259		25,000					25,000		25,000
Balance December 31, 2021	66,411,784	$ —	$ 562,340	$ (85,439)	$ (1,121)	$ —	$ (246,480)	$ 229,300	$ (2,128)	$ 227,172
Net income				176,302				176,302	2,884	179,186
Currency translation adjustment, net of tax							(7,653)	(7,653)	1,146	(6,507)
Pension liability adjustments, net of tax							1,115	1,115		1,115
Derivative gain							1,263	1,263		1,263
Stock-based compensation	339,791		2,151		2,131			4,282		4,282
Issuance of common stock and treasury stock under 401(k) plan	124,645		1,055		572			1,627		1,627
Common stock repurchase	(4,032,259)			(25,000)				(25,000)		(25,000)
Balance December 31, 2022	62,843,961	$ —	$ 565,546	$ 90,863	$ (23,418)	$ —	$ (251,755)	$ 381,236	$ 1,902	$ 383,138

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 179,186	$ 49,891	$ (65,077)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	42,747	47,991	54,655
Asset impairment	—	—	20,823
Loss on sale of the Australian wheel business	10,890	—	—
Loss on senior note repurchase	—	16,020	—
Deferred income tax benefit	(23,385)	(14,180)	(3,007)
Income on indirect taxes	(32,043)	—	—
Gain on fixed asset and investment sale	(216)	(569)	(4,152)
Gain on property insurance settlement	—	—	(8,657)
Stock-based compensation	4,282	3,441	2,462
Issuance of common stock under 401(k) plan	1,627	1,235	1,245
Foreign currency translation loss (gain)	2,661	(8,930)	12,444
(Increase) decrease in assets:			
Accounts receivable	(27,201)	(74,736)	(15,236)
Inventories	(19,598)	(112,850)	37,747
Prepaid and other current assets	11,366	(15,671)	2,312
Other long-term assets	(1,288)	(5,298)	(1,071)
Increase (decrease) in liabilities:			
Accounts payable	(7,754)	121,189	11,942
Other current liabilities	18,888	14,781	24,025
Other liabilities	516	(11,588)	(13,226)
Net cash provided by operating activities	160,678	10,726	57,229
Cash flows from investing activities:			
Capital expenditures	(46,974)	(38,802)	(21,680)
Proceeds from the sale of the Australian wheel business	9,293	—	—
Sale of Wheels India Limited shares	—	—	32,852
Proceeds from property insurance settlement	—	—	8,657
Other investing activities	930	1,203	13,392
Net cash (used for) provided by investing activities	(36,751)	(37,599)	33,221
Cash flows from financing activities:			
Proceeds from borrowings	88,940	497,149	91,639
Repurchase of senior secured notes	—	(413,000)	—
Payment on debt	(124,739)	(69,182)	(126,393)
Repurchase of common stock	(25,000)	—	—
Dividends paid	—	—	(603)
Other financing activities	(511)	(1,021)	(3,208)
Net cash (used for) provided by financing activities	(61,310)	13,946	(38,565)
Effect of exchange rate changes on cash	(1,148)	(6,396)	(1,253)
Net increase (decrease) in cash and cash equivalents	61,469	(19,323)	50,632
Cash and cash equivalents, beginning of year	98,108	117,431	66,799
Cash and cash equivalents, end of year	$ 159,577	$ 98,108	$ 117,431
Supplemental information:			
Interest paid	$ 31,604	$ 34,578	$ 29,233
Income taxes paid, net of refunds received	$ 24,105	$ 16,263	$ 12,355

See accompanying Notes to Consolidated Financial Statements.

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business
Titan International, Inc. and its subsidiaries (Titan or the Company) are leading manufacturers of wheels, tires, and undercarriage systems and components for off-highway vehicles used in the agricultural, earthmoving/construction, and consumer segments. Titan manufactures both wheels and tires for the majority of these market applications, allowing the Company to provide the value-added service of delivering complete wheel and tire assemblies. The Company offers a broad range of products that are manufactured to meet the specifications of original equipment manufacturers (OEMs) and/or the requirements of aftermarket customers.

Principles of consolidation
The consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities in which Titan is the primary beneficiary. Investments in companies in which Titan does not own a majority interest, but which Titan has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All significant intercompany accounts and transactions have been eliminated.

COVID-19 pandemic
The COVID-19 pandemic impact on the Company was less for the year ended December 31, 2022 than in the comparable period in 2021. The Company's operations resumed with additional sanitary and other protective health measures, which have increased operating costs. While the Company's operations began to return to historical levels during 2021 and continuing into 2022, certain geographies (particularly China) continue to remain impacted resulting in employee absenteeism. Further, global supply chains are experiencing constraints following the COVID-19 pandemic, including availability and pricing of raw materials, transportation and labor.

Russia-Ukraine Military Conflict
In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world.

The Company currently owns 64.3% of the Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represents approximately 7% of consolidated assets of Titan as of both December 31, 2022 and 2021. The Russian operations represent approximately 6% of consolidated global sales for both of the years ended December 31, 2022 and 2021. The impact of the military conflict between Russia and Ukraine has not had a significant impact on global operations. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

Cash and cash equivalents
The Company considers short-term debt securities with an original maturity of three months or less to be cash equivalents. The cash in the Company's U.S. banks is not fully insured by the Federal Deposit Insurance Corporation. The Company had $132.8 million and $86.4 million of cash in foreign bank accounts at December 31, 2022 and 2021, respectively. The Company's cash in its foreign bank accounts is not fully insured.

Accounts receivable and allowance for credit loss
The Company carries its accounts receivable at their face amounts less an allowance for credit loss. An allowance for credit loss is recorded based upon the best estimate of credit losses in accounts receivable.   In order to monitor credit risks associated with our customer base, credit worthiness of our existing customer base is reviewed on a periodic basis. At the end of each reporting period, the allowance for credit loss is reviewed relative to management's collectibility assessment and adjusted if deemed necessary. The factors considered in this review include known bad debt risks and past loss history. Actual collection experience may differ from the current estimate of net receivables.

Inventories

Inventories are valued at the lower of cost or net realizable value. The Company's inventories are valued under the first in, first out (FIFO) method or average cost method. Net realizable value is estimated based on current selling prices. Estimated provisions are established for slow-moving and obsolete inventory.

Fixed assets

Property, plant, and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

	Years
Building and improvements	25 - 40
Machinery and equipment	7 - 20
Tools, dies, and molds	2 - 9

Maintenance and repairs are expensed as incurred. When property, plant, and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated, and any gain or loss on disposition is included in the accompanying Consolidated Statements of Operations.

Impairment of Long-Lived Assets

The Company reviews fixed assets to assess recoverability from future operations whenever events and circumstances indicate that the carrying values may not be recoverable. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, or a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets, or significant changes in business strategies. Impairment losses are recognized in operating results when expected undiscounted cash flows are less than the carrying value of the asset. Impairment losses are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

Fair value of financial instruments

The Company records all financial instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and notes payable at cost, which approximates fair value due to their short term or stated rates. Investments in marketable equity securities are recorded at fair value. Our 7.0% senior secured notes due 2028 (the senior secured notes due 2028) were carried at cost of $395.4 million at December 31, 2022. The fair value of the senior secured notes due 2028 at December 31, 2022, as obtained through an independent pricing source, was approximately $379.5 million.

Investments

The Company assesses the carrying value of its equity method investments whenever events and circumstances indicate that the carrying values may not be recoverable. Investment write-downs, if necessary, are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset. These write-downs, if any, are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

The Company uses the cost method to account for investments in entities that are not consolidated or accounted for under the equity method. Under the cost method, investments are reported at cost in other long-term assets on the Consolidated Balance Sheets. The fair values of cost method investments are not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair values of the investments.

Sale of Australian wheel business

On March 29, 2022, the Company entered into a definitive agreement (the Agreement) for the sale of its Australian wheel business, to OTR Tyres, a leading Australian tire, wheel and service provider. The closing date of the transaction was March 31, 2022. The Agreement contains customary representations, warranties and covenants for transactions of this type. The sale included gross proceeds and cash repatriated of approximately $17.5 million, and the assumption by OTR Tyres of all liabilities, including employee and lease obligations. Refer to footnote 20 for additional information on the loss on sale of the Australian wheel business.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation
The financial statements of the Company's foreign subsidiaries are translated to United States dollars. Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive loss" in stockholders' equity. Gains and losses that result from foreign currency transactions are included in the accompanying Consolidated Statements of Operations.

Revenue recognition
The Company records sales revenue when products are shipped to customers and when our performance obligations with our customer are satisfied. Our obligations under the contracts are satisfied when we transfer control of our products to our customer which is generally upon shipment. Provisions are established for sales returns and uncollectible accounts based on historical experience. Should trends change, adjustments would be necessary to the estimated provisions.

Cost of sales
Cost of sales is comprised primarily of direct materials and supplies consumed in the manufacturing of the Company's products, as well as manufacturing labor, depreciation expense, and overhead expense necessary to acquire and convert the purchased materials and supplies into a finished product. Cost of sales also includes all purchasing, receiving, inspection, internal transfers, and related distribution costs.

Selling, general, and administrative expense
Selling, general, and administrative (SG&A) expense is comprised primarily of sales commissions, marketing expense, selling, and administrative wages, information system costs, legal fees, bank charges, professional fees, depreciation and amortization expense on non-manufacturing assets, and other administrative items.

Research and development expense
Research and development (R&D) expenses are expensed as incurred. R&D costs were $10.4 million, $10.1 million, and $9.0 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Advertising
Advertising expenses are included in SG&A expense and are expensed as incurred. Advertising costs were approximately $3.0 million, $2.7 million and $2.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Warranty costs
The Company provides limited warranties on workmanship on its products in all market segments. The provision for estimated warranty costs is made in the period when such costs become probable and is based on past warranty experience. See Note 9 for additional information.

Income taxes
Deferred income tax provisions are determined using the liability method to recognize deferred tax assets and liabilities. This method is based upon differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities using enacted tax rates that are expected to apply in the years the temporary differences are expected to be settled or realized. Valuation allowances are recorded where it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities.

Earnings per share
Basic earnings per share (EPS) is computed by dividing consolidated net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing adjusted consolidated net earnings applicable to common shareholders by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist of outstanding options under the Company's stock compensation plans.

Environmental liabilities
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.

Stock-based compensation
Compensation expense for stock-based compensation is recognized over the requisite service period at the estimated fair value of the award at the grant date. The Company granted 552,992, 438,195 and 1,026,946 restricted stock shares in 2022, 2021 and 2020, respectively. See Note 23 for additional information.

Use of estimates
The policies utilized by the Company in the preparation of the financial statements conform to United States generally accepted accounting principles (US GAAP or GAAP) and require management to make estimates, assumptions, and judgments that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.

Adoption of new accounting standards
In November 2021, the FASB issued ASU No. 2021-10 Government Assistance (Topic 832), which requires annual disclosures of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. These required disclosures include information on the nature of transactions and related accounting policies used to account for transactions, detail on the line items on the balance sheet and income statement affected by these transactions including amounts applicable to each line, and significant terms and conditions of the transactions including commitments and contingencies. The ASU is effective for fiscal years beginning after December 15, 2021. The Company receives various forms of government assistance, primarily through grants associated with continued infrastructure development in certain foreign locations. The Company adopted the impact of this ASU effective January 1, 2022 and incorporated the required disclosures within the notes to condensed consolidated financial statements. The adoption did not have a material impact on our condensed consolidated financial statements.

2. ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	2021
Accounts receivable	$ 272,928	$ 259,730
Allowance for credit loss	(6,170)	(4,550)
Accounts receivable, net	$ 266,758	$ 255,180

Accounts receivable are reduced by an estimated allowance for doubtful accounts which is based on known risks and historical losses.

3. INVENTORIES

Inventories at December 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	2021
Raw material	$ 128,170	$ 135,241
Work-in-process	42,468	44,694
Finished goods	226,585	212,680
	$ 397,223	$ 392,615

Inventories are reduced by estimated provisions for slow-moving and obsolete inventory.

4. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets at December 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	2021
Value added tax and duty receivable, including tax credits	$ 38,604	$ 23,245
Factory supplies	22,553	22,240
Prepaid expense	19,062	13,188
Prepaid taxes	2,596	2,856
Deposits	1,388	1,296
Contract receivable	578	1,227
Other	1,289	3,349
	$ 86,070	$ 67,401

5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	2021
Land and improvements	$ 40,330	$ 41,010
Buildings and improvements	237,507	236,367
Machinery and equipment	588,857	578,816
Tools, dies, and molds	112,990	111,169
Construction-in-process	29,291	20,288
	1,008,975	987,650
Less accumulated depreciation	(712,370)	(686,541)
	$ 296,605	$ 301,109

Depreciation, including depreciation on capital leases, related to property, plant, and equipment for the years 2022, 2021 and 2020 totaled $41.5 million, $46.4 million, and $51.3 million, respectively.

6. OTHER LONG-TERM ASSETS

Other long-term assets at December 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	2021
Net pension asset	$ 11,241	$ 11,095
Prepaid software	5,468	6,704
Investments in nonconsolidated affiliates	6,948	6,522
Manufacturing spares	1,683	1,637
Amortizable intangibles	1,610	1,498
Deferred financing costs	264	333
Other	3,515	2,707
	$ 30,729	$ 30,496

7. INTANGIBLE ASSETS

The components of intangible assets for each of the years ended December 31, 2022 and 2021, were as follows (amounts in thousands):

	Weighted-Average Useful Lives (in Years)	2022	2021
Amortizable intangible assets:			
Patents, trademarks, and other	10.59	$ 10,693	$ 10,084
Total at cost		10,693	10,084
Less accumulated amortization		(9,083)	(8,586)
		$ 1,610	$ 1,498

Amortization related to intangible assets for the years 2022, 2021, and 2020 totaled $0.4 million, $0.6 million, and $2.3 million, respectively.

The estimated aggregate amortization expense at December 31, 2022, for each of the years (or other periods) set forth below was as follows (amounts in thousands):

2023	$ 175
2024	157
2025	153
2026	153
2027	153
Thereafter	819
	$ 1,610

8. OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	2021
Compensation and benefits	$ 45,389	$ 46,583
Warranty	19,914	16,628
Accrued insurance benefits	21,154	14,269
Customer rebates and deposits	16,279	9,311
Accrued other taxes	18,549	9,274
Operating lease liability	3,850	6,180
Accrued interest	5,040	4,958
Foreign government grant (a)	1,888	4,383
Settlement of legal matter (b)	1,260	1,620
Other	18,605	27,008
	$ 151,928	$ 140,214

(a) In August 2014, the Company received an approximately $17.0 million capital grant from the Italian government for asset damages related to the earthquake that occurred in May 2012 at one of our Italian subsidiaries. The grant was recorded as deferred income in non-current liabilities which is being amortized over the life of the reconstructed building. There are no specific stipulations associated with the government grant.

(b) The amount relates to a legal settlement between Tire Tire Corporation and Dico, Inc. executed on February 1, 2021 in the amount of $11.5 million, of which the final remaining amount of $1.26 million was paid on January 31, 2023.   The Company paid $9.2 million and $1.6 million, including accrued interest, to the federal government on February 25, 2021 and February 1, 2022, respectively.

9. WARRANTY

Changes in the warranty liability for the periods set forth below consisted of the following (amounts in thousands):

	2022	2021
Warranty liability, January 1	$ 16,628	$ 15,040
Provision for warranty liabilities	14,656	9,848
Warranty payments made	(11,370)	(8,260)
Warranty liability, December 31	$ 19,914	$ 16,628

The Company provides limited warranties on workmanship on its products in all market segments. The majority of the Company's products are subject to a limited warranty that ranges between less than one year and ten years, with certain product warranties being prorated after the first year. The Company calculates a provision for warranty expense based on past warranty experience. Warranty accruals are included as a component of other current liabilities on the Consolidated Balance Sheets.

10. DEBT

Long-term debt consisted of the following as of the dates set forth below (amounts in thousands):

| | December 31, 2022 | | |
	Principal Balance	Unamortized Debt Issuance	Net Carrying Amount
7.00% senior secured notes due 2028	$ 400,000	$ (4,599)	$ 395,401
Titan Europe credit facilities	37,362	—	37,362
Revolving credit facility	—	—	—
Other debt	12,855	—	12,855
Total debt	450,217	(4,599)	445,618
Less amounts due within one year	30,857	—	30,857
Total long-term debt	$ 419,360	$ (4,599)	$ 414,761

| | December 31, 2021 | | |
	Principal Balance	Unamortized Debt Issuance	Net Carrying Amount
7.00% senior secured notes due 2028	$ 400,000	$ (5,476)	$ 394,524
Titan Europe credit facilities	44,993	—	44,993
Revolving credit facility	30,000	—	30,000
Other debt	15,434	—	15,434
Total debt	490,427	(5,476)	484,951
Less amounts due within one year	32,500	—	32,500
Total long-term debt	$ 457,927	$ (5,476)	$ 452,451

The weighted-average interest rates on total short-term borrowings, at December 31, 2022 and December 31, 2021, were approximately 6.8% and 6.7%, respectively.

Aggregate maturities of total debt at December 31, 2022, for each of the years (or other periods) set forth below were as follows (amounts in thousands):

2023	$ 30,857
2024	7,979
2025	4,245
2026	1,997
2027	1,452
Thereafter	403,687
	$ 450,217

7.00% senior secured notes due 2028
On April 22, 2021, the Company issued $400.0 million aggregate principal amount of 7.00% senior secured notes due April 2028 (the senior secured notes due 2028), guaranteed by certain of the Company's subsidiaries. Including the impact of debt issuance costs, these notes had an effective yield of 7.27% at issuance. These notes are secured by the land and buildings of the following subsidiaries of the Company: Titan Wheel Corporation of Illinois, Titan Tire Corporation, Titan Tire Corporation of Freeport, and Titan Tire Corporation of Bryan.

In connection with the issuance of the senior secured notes due 2028, the Company satisfied and discharged the indenture related to the 6.50% senior secured notes due 2023 (senior secured notes due 2023) by completing a call and redemption of all of its outstanding $400.0 million principal amount of the senior secured notes due 2023. In connection with this call and redemption, the Company recorded $16.0 million of expenses included within the loss on senior note repurchase line item within the Consolidated Statements of Operations.

Titan Europe credit facilities
The Titan Europe credit facilities included borrowings from various institutions totaling $37.4 million in aggregate principal amount at December 31, 2022. Maturity dates on this primarily unsecured debt range from less than one year to five years. The interest rates range from 0.5% to 6.5%.

Revolving credit facility
The Company has a $125 million revolving credit facility (credit facility) with agent BMO Harris Bank N.A. and other financial institutions party thereto. The credit facility is collateralized by accounts receivable and inventory of certain of the Company's domestic subsidiaries and is scheduled to mature on October 28, 2026. The credit facility can be expanded by up to $50 million through an accordion provision within the agreement. From time to time Titan's availability under this credit facility may be less than $125 million as a result of outstanding letters of credit and eligible accounts receivable and inventory balances at certain of its domestic subsidiaries. At December 31, 2022, there were no borrowings under the credit facility, $7.2 million in outstanding letters of credit and the amount available to borrow under the facility totaled $117.8 million based on eligible accounts receivable and inventory balances.

Other Debt
The Company has working capital loans at Titan Pneus do Brasil Ltda and Voltyre-Prom at various interest rates, which totaled $10.1 million and $2.7 million, respectively at December 31, 2022. The maturity dates on this debt are less than one year. The Company expects to negotiate an extension of the maturity dates on these loans with the respective financial institutions or repay, if deemed prudent.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	**2021**
Accrued pension liabilities	$ 13,877	$ 19,124
Operating lease liability	2,409	11,352
Foreign government grant (a)	11,797	9,015
Settlement of legal matter (see footnote 8)	—	1,199
Income tax liabilities	43	111
Other	9,019	7,470
	$ 37,145	$ 48,271

(a) The amount relates to foreign government grant programs related to certain capital development projects in Italy and Spain. The grants were recorded as deferred income which will be amortized over the life of the capital development projects.

12. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses financial derivatives to mitigate its exposure to volatility in foreign currency exchange rates. These derivative financial instruments are recognized at fair value.

For the year ended December 31, 2022 and 2021, the Company recorded a derivative gain of $1.3 million and $0.4 million, respectively, related to certain derivative contracts entered into during the year. For the year ended December 31, 2020, the Company recorded a derivative loss of $0.4 million. The Company has designated these financial instruments as hedging instruments. Any gain or loss on the re-measurement of the fair value is included within the Consolidated Statements of Comprehensive Income.

13. REDEEMABLE NONCONTROLLING INTEREST

The Company and the Russian Direct Investment Fund (RDIF) own all of the equity interests in Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia. On February 11, 2019, the Company entered into a definitive agreement (the Agreement) with an affiliate of the RDIF relating to the put option included in the Voltyre-Prom Shareholders' Agreement that was exercised by RDIF. Under the terms of the Agreement, in full satisfaction of the settlement put option that was exercised by RDIF, Titan paid $25 million in cash to RDIF at the closing of the transaction, and agreed, subject to the completion of regulatory approval, to issue 4,032,259 shares of restricted Titan common stock to RDIF in a private placement.

In November 2021, Titan received regulatory approval for the issuance of restricted Titan common stock to RDIF. On December 17, 2021, the Company issued 4,032,259 shares of restricted Titan common stock to the RDIF equity holders subject to the Company's right to repurchase the shares for $25 million until February 12, 2022.

On February 1, 2022, the Company entered into a Stock Purchase Agreement with the RDIF equity holders to buy back the restricted Titan common stock for the previously agreed amount of $25 million. The transaction was completed on February 1, 2022. Following the transaction, the Company and RDIF's ownership remained at 64.3% and 35.7%, respectively, of Voltyre-Prom.

14. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisted of the following at the dates set forth below (amounts in thousands):

	Currency Translation Adjustments	Gain (Loss) on Derivatives	Unrecognized Losses and Prior Service Cost	Total
Balance at January 1, 2021	$ (194,151)	$ (413)	$ (22,690)	$ (217,254)
Currency translation adjustments	(41,908)	—	—	(41,908)
Reclassification adjustments:				
Defined benefit pension plan adjustments, net of tax of $39	—	—	12,308	12,308
Derivative gain	—	374	—	374
Balance at December 31, 2021	(236,059)	(39)	(10,382)	(246,480)
Currency translation adjustments	(7,653)	—	—	(7,653)
Reclassification adjustments:				
Defined benefit pension plan adjustments, net of tax of $(383)	—	—	1,115	1,115
Derivative gain	—	1,263	—	1,263
Balance at December 31, 2022	$ (243,712)	$ 1,224	$ (9,267)	$ (251,755)

15. STOCKHOLDERS' EQUITY

On February 1, 2022, the Company entered into a Stock Purchase Agreement with the RDIF equity holders to buy back 4,032,259 shares of restricted Titan common stock for the previously agreed amount of $25 million; refer to Footnote 13 for further information. The Company did not repurchase any shares of Titan common stock in 2021 or 2020. The Company records treasury stock using the cost method.

On December 16, 2022, the Board of Directors authorized a share repurchase program allowing for the expenditure of up to $50.0 million (the "Share Repurchase Program") for the repurchase of the Company's common stock. This authorization will take effect immediately and will remain in place for up to three years. During 2022, Titan did not repurchase any shares of our common stock under the Share Repurchase Program. As of December 31, 2022, $50.0 million remains available for future share repurchases under this program.

On June 11, 2020, the Board of Directors unanimously approved the suspension of the Company's quarterly common stock dividend until further notice. Titan paid aggregate cash dividends of $.005 per share of common stock for the first quarter of 2020 and then the Company's quarterly stock dividend was suspended for the remainder of 2020, continuing through 2021 and 2022. Dividends declared totaled $0.0 million, $0.0 million and $0.3 million for years ended December 31, 2022, 2021 and 2020, respectively.

16. VARIABLE INTEREST ENTITIES

The Company holds a variable interest in two joint ventures for which Titan is the primary beneficiary. One of these joint ventures operates distribution facilities that primarily distribute mining products. Titan is the 50% owner of the distribution facility located in Canada. Titan is also a 50% owner of a manufacturer of undercarriage components and complete track systems for earthmoving machines in India. The Company's variable interests in these joint ventures relate to sales of Titan products to these entities, consigned inventory, and working capital loans. As the primary beneficiary of these variable interest entities (VIEs), the VIEs' assets, liabilities, and results of operations are included in the Company's consolidated financial statements. The other equity holders' interests are reflected in "Net income (loss) attributable to noncontrolling interests" in the Consolidated Statements of Operations and "Noncontrolling interests" in the Consolidated Balance Sheets.

The following table summarizes the carrying amount of the VIEs' assets and liabilities included in the Company's Consolidated Balance Sheets at December 31, 2022 and 2021 (amounts in thousands):

	2022	2021
Cash and cash equivalents	$ 1,729	$ 714
Inventory	2,581	2,459
Other current assets	4,179	5,135
Property, plant, and equipment, net	4,657	3,414
Other non-current assets	465	626
Total assets	$ 13,611	$ 12,348
Current liabilities	2,077	1,687
Other long-term liabilities	1,062	669
Total liabilities	$ 3,139	$ 2,356

All assets in the above table can only be used to settle obligations of the consolidated VIE to which the respective assets relate. Liabilities are non-recourse obligations. Amounts presented in the table above are adjusted for intercompany eliminations.

The Company holds variable interests in certain VIEs that are not consolidated because Titan is not the primary beneficiary. The Company's involvement with these entities is in the form of direct equity interests and prepayments related to purchases of materials. The maximum exposure to loss represents the loss of assets recognized by Titan relating to non-consolidated entities and amounts due to the non-consolidated assets. The assets and liabilities recognized in Titan's Consolidated Balance Sheets related to Titan's interest in these non-consolidated VIEs and the Company's maximum exposure to loss relating to non-consolidated VIEs were as follows at December 31, 2022 and 2021 (amounts in thousands):

	2022	2021
Investments	$ 6,827	$ 6,402
Total VIE assets	6,827	6,402
Accounts payable to the non-consolidated VIEs	3,936	4,296
Maximum exposure to loss	$ 10,763	$ 10,698

17. ASSET IMPAIRMENT

The Company recorded no asset impairment charges during the year ended December 31, 2022 and 2021.

The Company recorded a $13.8 million asset impairment charge during the year ended December 31, 2020 related to certain machinery and equipment located at TTRC as a result of market declines, which indicated the remaining book value of the equipment is more than the fair market value. The TTRC asset impairment charge is recorded in cost of sales line item in the Consolidated Statement of Operations.

During the fourth quarter of 2020, the Company recorded an impairment charge of $6.0 million related to the customer relationships intangible asset in Australia as a result of attrition of several customers since the business was initially acquired in 2012. This impairment charge is recorded in the selling, general and administrative expenses line item in the Consolidated Statement of Operations.

18. RESTRUCTURING ACTIVITIES

The Company recorded no restructuring charge during the year ended December 31, 2022 and 2021.

As part of the North American and Corporate Restructuring plan, which was approved in the second quarter of 2020, certain positions have been eliminated to continue ongoing operational improvement initiatives designed to prioritize resource allocation, reduce costs and drive profitability for the Company on a global basis.

The Company incurred $1.7 million during the year ended December 31, 2020 for severance costs related to the rationalization of certain Corporate and European positions. The Company paid the severance amounts during the third and fourth quarters of 2020. The severance costs are primarily recorded in cost of sales line item in the Consolidated Statement of Operations.

As part of the closure of the Saltville, Virginia wheel operations, the Company recorded an inventory impairment charge of $1.0 million for the year ended December 31, 2020. The Company expects the closure of Saltville, Virginia wheel operations to be completed during 2023. The inventory impairment charge was included in cost of sales in the Consolidated Statement of Operations.

19. ROYALTY EXPENSE

The Company has trademark license agreements with The Goodyear Tire & Rubber Company to manufacture and sell certain farm tires under the Goodyear name. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States countries. Each of these agreements is scheduled to expire in 2025. Royalty expenses recorded for the years ended December 31, 2022, 2021, and 2020, were $11.7 million, $10.5 million, and $9.7 million, respectively.

20. OTHER INCOME

Other income consisted of the following for the years set forth below (amounts in thousands):

	2022	2021	2020
Income on indirect taxes (a)	$ 32,043	$ —	$ —
Loss on sale of Australia wheel business (b)	(10,890)	—	—
Proceeds from government grant (c)	1,324	—	—
Gain on legal settlement (d)	—	1,750	—
Equity investment income	859	806	720
Gain on sale of assets	216	257	440
Gain on property insurance settlement (e)	—	—	8,600
Gain on sale of Brownsville, Texas facility	—	—	4,855
Loss on sale of Wheels India Limited shares (f)	—	—	(703)
Other income (expense)	1,868	(727)	4,887
	$ 25,420	$ 2,086	$ 18,799

(a) In May 2022 and September 2022, the Brazilian tax authorities approved indirect tax credits to be applied against future tax obligations. Refer to Footnote 21 for additional information.

(b) The loss on sale of the Australian wheel business is comprised primarily of the release of the cumulative translation adjustment of approximately $10.0 million and closing costs associated with the completion of the transaction of approximately $0.9 million. Refer to Footnote 1 for additional information.

(c) The amount relates to foreign government grant programs for certain capital development projects in Italy and Spain. The grants were recorded as deferred income which will be amortized over the life of the capital development projects. The Company received proceeds of an additional $1.9 million from the grant for the year ended December 31, 2022, of which $1.3 million was recorded as other income to match to the historical depreciation recorded on the underlying assets. Refer to Footnote 8 for additional information.

(d) The gain on legal settlement relates to proceeds received from a steel supplier for the year ended December 31, 2021.

(e) The gain on property insurance settlement relates to the receipt of insurance proceeds for the year ended December 31, 2020 for a 2017 fire that occurred at a facility of TTRC, a subsidiary of the Company, located in Fort McMurray in Alberta, Canada.

(f) The Company sold its remaining equity method investment in Wheels India Limited (Wheels India) during 2020 resulting in net proceeds of $32.9 million and net loss of $0.7 million for the year ended December 31, 2020.

21. INCOME TAXES

Income (loss) before income taxes, consisted of the following for the years set forth below (amounts in thousands):

	2022	2021	2020
Domestic	$ 73,361	$ (5,862)	$ (36,761)
Foreign	128,992	56,902	(21,370)
	$ 202,353	$ 51,040	$ (58,131)

The income tax provision was as follows for the years set forth below (amounts in thousands):

	2022	2021	2020
Current			
Federal	$ (55)	$ (933)	$ (4,050)
State	1,897	(160)	326
Foreign	44,710	16,422	13,677
	46,552	15,329	9,953
Deferred			
Federal	(14,953)	—	—
State	(10,959)	—	—
Foreign	2,527	(14,180)	(3,007)
	(23,385)	(14,180)	(3,007)
Income tax provision	$ 23,167	$ 1,149	$ 6,946

The income tax provision differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pre-tax income (loss) as a result of the following:

	2022	2021	2020
Statutory U.S. federal tax rate	21.0 %	21.0 %	21.0 %
Unrecognized tax positions	(0.3)	(1.1)	5.9
Foreign tax rate differential	11.7	13.0	(7.2)
Valuation allowance	(23.4)	(33.9)	(47.9)
State taxes, net	2.0	3.7	9.0
Nondeductible royalty	0.5	1.9	(1.2)
Sale of investment	—	—	8.7
Equity based compensation	(0.3)	(1.0)	(0.2)
Nondeductible interest	—	1.5	(1.0)
Other, net	0.2	(2.8)	1.0
Effective tax rate	11.4 %	2.3 %	(11.9)%

The effective tax rate for the year ended December 31, 2022, was 11.4% compared to 2.3% for the year ended December 31, 2021. The effective rate for 2022 was negatively affected by the impacts of foreign income and state income taxes, which resulted in a net $23.7 million and $4.0 million tax expense, respectively. For 2022, the rate was positively impacted by benefits from the federal and state valuation allowance release, which resulted in tax benefits of $53.3 million offset by $5.9 million foreign valuation allowance established. After giving consideration to these items, the effective tax rate for 2022 of 11.4% was lower than the 21% U.S. federal statutory rate.

In December 2021, the U.S. Treasury Department released final regulations concerning the U.S foreign tax credit. In November 2022, the U.S. Treasury Department and IRS released proposed regulations which provided additional guidance relating to the credits for foreign taxes. As a result, the Company does not expect to receive a credit for Brazilian income taxes paid for U.S. tax purposes. This change is included in the $45.3 million global intangible low-taxed income (GILTI) inclusion amount for 2022, of which the $9.5 million tax expense is included within the foreign tax rate differential line item on the rate reconciliation. This income inclusion resulted in the utilization of interest expense carryforward, which had a full valuation allowance, and resulted in a benefit of approximately $2.9 million.

In jurisdictions where the Company operates, management continues to monitor the realizability of the deferred tax assets arising from losses in its cyclical business, taking into account multiple factors. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. After evaluating all available evidence, including the fact that the U.S. achieved a three year cumulative income position in the fourth quarter of 2022, the Company released most of its U.S. valuation allowance and only retained a portion related to credits, some state net operating losses and interest expense carryforward that were not more likely than not to be utilized. The Company continues to record a valuation allowance in several major jurisdictions, including various U.S. states, Italy, and Luxembourg where it remains more likely than not that the deferred tax assets would not be utilized. The Company released a valuation allowance of $53.3 million and $16.1 million on the net deferred tax asset in 2022 and 2021, respectively. These amounts are primarily related to net operating losses generated from operations in these certain countries.

The Company is involved in various tax matters, for some of which the outcome is uncertain. The Company believes that it has adequate tax reserves to address open tax matters acknowledging that the outcome and timing of these events are uncertain.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 and 2021, were as follows (amounts in thousands):

	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 117,646	$ 138,472
Pension	—	447
Inventory	7,001	7,602
Warranty	5,587	4,391
Employee benefits and related costs	8,394	8,585
Prepaid royalties	2,145	2,922
Interest limitation	16,361	21,868
Lease liability	3,951	6,482
Intangible assets	1,105	—
Other	14,045	17,672
Deferred tax assets	176,235	208,441
Deferred tax liabilities:		
Fixed assets	(11,978)	(11,455)
Intangible assets	—	(710)
Lease assets	(3,869)	(6,441)
Pension	(1,169)	—
Other	(2,851)	(3,810)
Deferred tax liabilities	(19,867)	(22,416)
Subtotal	156,368	186,025
Valuation allowance	(121,057)	(173,172)
Net deferred tax asset (liability)	$ 35,311	$ 12,853

As of December 31, 2022 and 2021, certain net tax loss carryforwards of $117.6 million and $138.5 million were available with $2.5 million expiring between 2022 and 2027 and $115.1 million expiring after 2027. At December 31, 2022, a valuation allowance of $121.1 million has been established. The net change in the valuation allowance was $(52.1) million and $(26.0) million for 2022 and 2021, respectively. The majority of the valuation allowance is related to deferred tax assets in the U.S., Italy, and Luxembourg.

As of December 31, 2022, the Company has $75.2 million of gross Federal net operating loss carryforward, a portion of which expires starting in 2035 and a portion of which does not expire. Additionally, the Company has $303 million of state net operating losses and $351.4 million of foreign loss carryforwards.

As a result of the Tax Cuts and Jobs Act, the Company can repatriate future foreign earnings back to the U.S. when needed with minimal additional taxes other than state income and foreign withholding tax. The Company has not changed its indefinite reinvestment assertion in light of the Tax Cuts and Jobs Act and has not accrued any potential incremental taxes which could be incurred if any foreign earnings are repatriated. The Company has not calculated the potential foreign withholding taxes as the Company does not expect to repatriate those earnings.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 that includes, among other provisions, changes to the U.S. corporate income tax system, including a fifteen percent minimum tax based on "adjusted financial statement income", which is effective for tax years beginning after December 31, 2022 for applicable corporations with financial statement income greater than $1 billion, and a one percent excise tax on net repurchases of stock after December 31, 2022. Titan is continuing to evaluate the Inflation Reduction Act and its requirements, as well as the application to its business, but at this time does not expect the Inflation Reduction Act to have a material impact on its financial results.

The Company or one of its subsidiaries files income tax returns in the U.S., Federal and State, and various foreign jurisdictions. The Company's major locations are in the U.S., Italy and Brazil. Open tax years for the U.S. are from 2019-2022, for Italy open tax years are from 2016-2022, and Brazil has open tax years from 2016-2022.

The Company has applied the provisions of ASC 740, "Income Taxes" related to unrecognized tax benefits. At December 31, 2022, 2021, and 2020, the unrecognized tax benefits were $0.0 million, $0.1 million, and $0.8 million, respectively. As of December 31, 2022, $0.0 million of unrecognized tax benefits would have affected income tax expense if the tax benefits were recognized. The majority of the accrual in unrecognized tax benefits relates to potential state tax exposures. Although management cannot predict with any degree of certainty the timing of ultimate resolution of matters under review by various taxing jurisdictions, it is possible that the Company's gross unrecognized tax benefits balance will decrease by approximately $0.0 million within the next twelve months.

A reconciliation of the total amounts of unrecognized tax benefits at December 31 were as follows (amounts in thousands):

	2022	2021	2020
Balance at January 1	$ 540	$ 1,012	$ 4,097
Increases to tax positions taken during the current year	—	—	—
Increases to tax positions taken during the prior years	—	—	13
Decreases to tax positions taken during prior years	—	—	—
Decreases due to lapse of statutes of limitations	(506)	(473)	(3,099)
Settlements	—	—	—
Foreign exchange	(4)	1	1
Balance at December 31	$ 30	$ 540	$ 1,012

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. The amount of interest and penalties related to unrecognized tax benefits recorded in income tax expense was $0.0 million, $(0.2) million, and $(1.1) million at December 31, 2022, 2021 and 2020, respectively. The reconciliation of unrecognized tax benefits above does not include accrued interest and penalties of $0.3 million at December 31, 2020. There were no accrued interest and penalties excluded at December 31, 2022 and 2021.

Brazilian Tax Credits
In June 2021, the Company's Brazilian subsidiaries received a notice that they had prevailed on an existing legal claim in regards to certain non-income (indirect) taxes that had been previously charged and paid. The matter specifically relates to companies' rights to exclude the state tax on goods circulation (a value-added-tax or VAT equivalent, known in Brazil as "ICMS") from the calculation of certain additional indirect taxes (specifically the program of social integration ("PIS") and contribution for financing of social security ("COFINS") levied by the Brazilian States on the sale of goods.

During the second and third quarter of 2022, the Company submitted the related supporting documentation and received the approval from the Brazilian tax authorities for two of its Brazilian subsidiaries. For the year ended December 31, 2022, the Company recorded $32.0 million within other income in the consolidated statements of operations. The Company also recorded $16.1 million of income tax expense associated with the recognition of these indirect tax credits for the year end December 31, 2022. Of the $16.1 million income tax expense recorded, $9.4 million was recorded locally in Brazil, while the remaining $6.7 million was recorded to the US in accordance with the GILTI income tax requirements.

The Company expects to be able to apply the tax credits received to settle the income tax liability that was incurred as a result of the credit. The Company also expects to utilize the majority of the credit against future PIS/COFINS and income tax obligations over the next twelve months. For the year ended December 31, 2022, the Company has utilized approximately $15.0 million of the tax credits in the settlement of income tax obligations. After the utilization of $15.0 million of tax credits, the Company paid in cash approximately $24.1 million of income taxes for the year ended December 31, 2022 which is on the supplemental information of the consolidated statement of cash flows.

22. EMPLOYEE BENEFIT PLANS

Pension plans

The Company has three frozen defined benefit pension plans covering certain employees or former employees of three U.S. subsidiaries. The Company also has pension plans covering certain employees of several foreign subsidiaries. The Company's policy is to fund pension costs as required by law, which is consistent with the funding requirements of federal laws and regulations. Certain foreign subsidiaries maintain unfunded pension plans consistent with local practices and requirements. The Company's recorded liability for pensions is based on a number of assumptions, including discount rates, rates of return on investments, mortality rates, and other factors. Certain of these assumptions are determined by the Company with the assistance of outside actuaries. Assumptions are based on past experience and anticipated future trends. These assumptions are reviewed on a regular basis and revised when appropriate. In 2021, the Company changed the assumption related to the expected long-term return on plan assets to reflect market conditions as of the measurement date.

The following table provides the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the Consolidated Balance Sheet of the defined benefit pension plans as of December 31, 2022 and 2021 (amounts in thousands):

Change in benefit obligation:	2022	2021
Benefit obligation at beginning of year	$ 106,587	$ 114,940
Service cost	590	655
Interest cost	2,872	2,880
Disposition of Australia benefit obligation	(853)	—
Actuarial gain	(19,991)	(1,985)
Benefits paid	(8,866)	(8,381)
Foreign currency translation	(960)	(1,522)
Benefit obligation at end of year	$ 79,379	$ 106,587
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 97,007	$ 89,744
Actual return on plan assets	(14,179)	13,259
Employer contributions	436	1,397
Benefits paid	(8,228)	(7,355)
Foreign currency translation	(11)	(38)
Fair value of plan assets at end of year	$ 75,025	$ 97,007
Unfunded status at end of year	$ (4,354)	$ (9,580)
Amounts recognized in Consolidated Balance Sheet:		
Noncurrent assets	$ 11,241	$ 11,095
Current liabilities	(1,718)	(1,551)
Noncurrent liabilities	(13,877)	(19,124)
Net amount recognized in the Consolidated Balance Sheet	$ (4,354)	$ (9,580)

The pension benefit obligation included $66.1 million of pension benefit obligation for the three frozen plans in the U.S. and $13.3 million of pension benefit obligation for plans at foreign subsidiaries. The fair value of plan assets included $74.1 million of plan assets for the three frozen plans in the U.S. and $0.9 million of plan assets for foreign plans.

Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets were (amounts in thousands):

	2022	2021
Projected and accumulated benefit obligations (a)	$ 79,379	$ 59,895
Fair value of plan assets	75,025	39,561

(a) The majority of the Company's pension plans are frozen plans and therefore there is no difference between the projected and accumulated benefit obligations.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in accumulated other comprehensive loss:

	2022	2021
Unrecognized prior service cost	$ 643	$ 668
Unrecognized net loss	(21,091)	(22,231)
Deferred tax effect of unrecognized items	11,181	11,181
Net amount recognized in accumulated other comprehensive loss	$ (9,267)	$ (10,382)

The weighted-average assumptions used in the actuarial computation that derived the benefit obligations at December 31 were as follows:

	2022	2021
Discount rate	5.5 %	2.7 %
Expected long-term return on plan assets	6.5 %	6.5 %

The following table provides the components of net periodic pension cost for the plans, settlement cost, and the assumptions used in the measurement of the Company's benefit obligation for the years ended December 31, 2022, 2021, and 2020 (amounts in thousands):

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost:	2022	2021	2020
Service cost	$ 590	$ 655	$ 801
Interest cost	2,872	2,880	3,496
Assumed return on assets	(6,071)	(6,024)	(5,463)
Amortization of unrecognized prior service cost	(85)	(95)	(69)
Amortization of net unrecognized loss	1,426	2,805	2,840
Net periodic pension cost	$ (1,268)	$ 221	$ 1,605

Service cost is recorded as cost of sales in the Consolidated Statement of Operations while all other components are recorded in other income.

The weighted-average assumptions used in the actuarial computation that derived net periodic pension cost for the years ended December 31, 2022, 2021, and 2020 were as follows:

	2022	2021	2020
Discount rate	2.7 %	1.4 %	3.6 %
Expected long-term return on plan assets	6.5 %	6.5 %	6.9 %

The allocation of the fair value of plan assets was as follows:

Asset Category	Percentage of Plan Assets at December 31,		Target Allocation
	2022	2021	2022
U.S. equities (a)	62 %	64 %	40% - 80%
Fixed income	23 %	23 %	20% - 50%
Cash and cash equivalents	8 %	6 %	0% - 20%
International equities (a)	7 %	7 %	0% - 16%
	100 %	100 %	

(a) Total equities may not exceed 80% of total plan assets.

The majority of the Company's foreign plans do not have plan assets. The foreign plans which have plan assets holds these plan assets in an insurance or money market fund.

The fair value of the plan assets by asset categories consisted of the following as of the dates set forth below (amounts in thousands):

	Fair Value Measurements as of December 31, 2022			
	Total	Level 1	Level 2	Level 3
Money market funds	$ 5,377	$ 5,377	$ —	$ —
Common stock	29,759	29,759	—	—
Bonds and securities	4,891	4,891	—	—
Mutual and insurance funds	34,998	34,084	914	—
Totals	$ 75,025	$ 74,111	$ 914	$ —

	Fair Value Measurements as of December 31, 2021			
	Total	Level 1	Level 2	Level 3
Money market funds	$ 5,830	$ 5,830	$ —	$ —
Common stock	38,231	38,231	—	—
Bonds and securities	8,240	8,240	—	—
Mutual and insurance funds	44,706	44,194	512	—
Totals	$ 97,007	$ 96,495	$ 512	$ —

The Company invests in a diversified portfolio consisting of an array of asset classes in an attempt to maximize returns while minimizing risk. These asset classes include U.S. equities, fixed income, cash and cash equivalents, international equities and REITs. The investment objectives are to provide for the growth and preservation of plan assets on a long-term basis through investments in: investment grade securities that provide investment returns that meet or exceed the Standard & Poor's 500 Index and investment grade fixed income securities that provide investment returns that meet or exceed the Barclays Capital Aggregate Bond Index. The U.S. equities asset category included the Company's common stock in the amount of $2.6 million (approximately three percent of total plan assets) at December 31, 2022, and $1.9 million (approximately one percent of total plan assets) at December 31, 2021.

The fair value of money market funds, stock, bonds, U.S. government securities and mutual funds is determined based on valuation for identical instruments in active markets.

The long-term rate of return for plan assets is determined using a weighted-average of long-term historical approximate returns on cash and cash equivalents, fixed income securities, and equity securities considering the anticipated investment allocation within the plans. The expected return on plan assets is anticipated to be 6.5% over the long-term. This rate assumes long-term historical returns of approximately 8.5% for equities and approximately 4.0% for fixed income securities using the plans' target allocation percentages. Professional investment firms, none of which are Titan employees, manage the plan assets.

Although the 2023 minimum pension funding calculations are not finalized, the Company does not anticipate any minimum funding requirements.

Projected benefit payments from the plans as of December 31, 2022, are estimated as follows (amounts in thousands):

2023	$ 8,197
2024	7,665
2025	7,487
2026	7,294
2027	6,819
2028-2032	30,037

401(k)/Defined contribution plans
The Company sponsors two 401(k) retirement savings plans in the U.S. and a number of defined contribution plans at foreign subsidiaries. One U.S. plan is for the benefit of substantially all employees who are not covered by a collective bargaining arrangement. Titan provides a 50% matching contribution in the form of the Company's common stock on the first 6% of the employee's contribution in this plan. The Company issued 124,645 shares, 175,267 shares and 653,211 shares of common

stock in connection with this 401(k) plan during 2022, 2021, and 2020, respectively. Expenses to the Company related to this common stock matching contribution were $1.7 million, $1.4 million, and $1.2 million for 2022, 2021, and 2020, respectively. The other U.S. 401(k) plan is for employees covered by collective bargaining agreements and does not include a Company matching contribution. Expenses related to foreign defined contribution plans were $4.1 million, $3.8 million, and $3.7 million for 2022, 2021, and 2020, respectively.

23. STOCK COMPENSATION

The Company recorded stock compensation of $4.3 million, $4.3 million, and $2.5 million in 2022, 2021, and 2020, respectively.

Titan International, Inc. Equity and Incentive Compensation Plan
The Company adopted a new Titan International, Inc. Equity and Incentive Compensation Plan at the 2021 Annual Meeting of Stockholders to provide stock compensation as a means of attracting and retaining qualified independent directors and employees for the Company. A total of 3.5 million shares are available for future issuance under the equity incentive plan at December 31, 2022.

Stock Options
Under the Company's Equity Incentive plan (or its predecessor plan), the Company granted no stock options in 2022, 2021, and 2020. The exercise price of stock options may not be less than the fair market value of the common stock on the date of the grant. The vesting and term of each option is set by the Board of Directors. All options outstanding at December 31, 2022 are fully vested and expire 10 years from the grant date.

The following is a summary of activity in stock options during the year ended December 31, 2022:

	Shares Subject to Option		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2021	453,200	$	14.44	3.79	
Granted	—		—		
Exercised	—		—		
Forfeited/Expired	(45,000)		23.39		
Outstanding, December 31, 2022	408,200	$	13.45	3.16	$ 1,350
Exercisable, December 31, 2022	408,200	$	13.45	3.16	$ 1,350

The Company uses the Black-Scholes option pricing model to determine the fair value of its stock options. The determination of the fair value of stock option awards on the date of grant using option pricing models is affected by the Company's stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's expected stock price volatility over the expected term of the awards, actual and projected stock option exercise behaviors, risk-free interest rates, and expected dividends. The expected term of options represents the period of time over which options are expected to be outstanding and is estimated based on historical experience. Expected volatility is based on the historical volatility of the Company's common stock calculated over the expected term of the option. The risk-free interest rate is based on U.S. Treasury yields in effect at the date of grant.

Restricted Stock and Performance Stock Units
Under the Company's Equity Incentive plan (or its predecessor plan), the Company granted restricted stock units (RSU) to eligible employee and the members of the Company's Board of Directors. The restricted stock units to employees vest over a period of three years. The restricted stock units to the members of the Company's Board of Directors vest over a period of one year. During 2022, 2021 and 2020, 552,992, 438,195, and 1,026,946 RSU shares were granted, respectively. The Company recorded $3.4 million, $3.4 million and $2.5 million stock compensation expense associated with RSUs for the year ended December 31, 2022, 2021, and 2020, respectively.

On December 28, 2021, the Company awarded certain named executive officers grants of long-term performance stock units (PSU) based on the achievement of certain adjusted-EBITDA targets for the fiscal years commencing January 1, 2021 and ending December 31, 2024. The number of shares earned could range between 0% and 125% of the target amount depending upon performance achieved over the four year vesting period. The Company recorded $0.9 million and $0.9 million of stock compensation expense associated with PSUs for the year ended December 31, 2022 and December 31, 2021, respectively.

A summary of RSU and PSU activity for the year ended December 31, 2022, is presented in the following table:

	RSU	PSU	Total Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2021 (a)	722,869	328,948	1,051,817	$ 7.68
Granted	552,992	—	552,992	12.72
Vested	(371,960)	—	(371,960)	6.32
Forfeited/Expired	(27,013)	—	(27,013)	9.56
Unvested at December 31, 2022	876,888	328,948	1,205,836	$ 10.37

(a) PSU awards are presented at maximum payout of 125% of the target amount at grant date.

Pre-tax unrecognized compensation expense for unvested RSUs and PSUs was $8.0 million at December 31, 2022, and will be recognized as an expense over a weighted-average period of 1.5 years.

The fair value of shares vested, based on the stock's fair value on the vesting date, was $6.0 million, $7.5 million, and $1.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

24. LITIGATION

The Company is a party to routine legal proceedings arising out of the normal course of business. Due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of efforts to comply with, or liabilities pertaining to, legal judgments. In the opinion of management, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on its financial position, results of operations, or cash flows.

25. LEASES

The Company leases certain buildings and equipment under both operating and finance leases. Certain lease agreements provide for renewal options, fair value purchase options, and payment of property taxes, maintenance, and insurance by the Company. Under ASC 842, the Company made an accounting policy election, by class of underlying asset, not to separate non-lease components such as those previously stated from lease components and instead will treat the lease agreement as a single lease component for all asset classes. Operating right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent Titan's obligations to make lease payments arising from the lease. The majority of Titan's leases are operating leases. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of Titan's leases do not provide an implicit interest rate, the Company used its incremental borrowing rate (7.27%), based on the information available at the lease commencement date, in determining the present value of lease payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of sales and selling, general and administrative expenses on the Consolidated Statement of Operations. Amortization expense associated with finance leases is included in cost of sales and selling, general and administrative expenses, and interest expense associated with finance leases is included in interest expense in the Consolidated Statement of Operations. For the years ended December 31, 2022, 2021, and 2020, operating lease expense was $5.1 million, $6.1 million, and $5.9 million, respectively, and finance lease amortization expense was $2.6 million, $3.8 million, and $3.1 million, respectively.

Supplemental balance sheet information related to leases was as follows (amounts in thousands):

	Balance Sheet Classification		2022
Operating lease ROU assets	Operating lease assets	$	8,932
Operating lease current liabilities	Other current liabilities	$	3,850
Operating lease long-term liabilities	Other long-term liabilities		2,409
Total operating lease liabilities		$	6,259
Finance lease, gross	Property, plant & equipment, net	$	6,994
Finance lease accumulated depreciation	Property, plant & equipment, net		(3,820)
Finance lease, net		$	3,174
Finance lease current liabilities	Other current liabilities	$	2,562
Finance lease long-term liabilities	Other long-term liabilities		3,444
Total finance lease liabilities		$	6,006

At December 31, 2022, maturity of lease liabilities were as follows (amounts in thousands):

	Operating Leases		Finance Leases
2023	$ 4,013	$	2,873
2024	1,846		1,708
2025	577		1,061
2026	237		663
2027	187		44
Thereafter	233		—
Total future minimum lease payments	$ 7,093	$	6,349
Less imputed interest	834		343
	$ 6,259	$	6,006
Weighted average remaining lease term (in years)	2.39		2.64

Supplemental cash flow information related to leases for the year ended December 31, 2022 were as follows: operating cash flows from operating leases were $9.2 million and operating cash flows from finance leases were $0.2 million.

26. PURCHASE OBLIGATIONS

The purchase obligations mainly consist of commitments for raw material purchases and equipment associated with our global manufacturing operations. At December 31, 2022, the Company's expected cash outflow resulting from non-cancellable purchase obligations are summarized by year in the table below (amounts in thousands):

2023	$	33,674
2024		2,032
Total non-cancellable purchase obligations	$	35,706

27. RELATED PARTY TRANSACTIONS

The Company sells products and pays commissions to companies controlled by persons related to the Chairman of the Company, Mr. Maurice Taylor. The related party is Mr. Fred Taylor, who was Mr. Maurice Taylor's brother. Mr. Fred Taylor passed away on December 13, 2021. The companies which Mr. Fred Taylor is associated with that do business with Titan include the following: Blacksmith OTR, LLC; F.B.T. Enterprises; Green Carbon, Inc; Silverstone, Inc.; and OTR Wheel Engineering, Inc. During 2022, 2021, and 2020, sales of Titan product to these companies were approximately $4.4 million, $2.7 million, and $0.7 million, respectively. Titan had trade receivables due from these companies of approximately $0.2 million and $0.2 million at December 31, 2022, and 2021. On other sales referred to Titan from these manufacturing representative companies, commissions were approximately $1.8 million, $2.0 million, and $1.3 million during 2022, 2021, and 2020, respectively. Titan had purchases from these companies of approximately $1.1 million, $1.3 million, and $0.0 million, during 2022, 2021, and 2020, respectively.

28. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has aggregated its operating units into reportable segments based on its three customer markets: agricultural, earthmoving/construction, and consumer. These segments are based on the information used by the chief executive officer to make certain operating decisions, allocate portions of capital expenditures and assess segment performance. The accounting policies of the segments are the same as those described in Note 1, "Description of Business and Significant Accounting Policies." Segment external revenues, expenses, and income from operations are determined on the basis of the results of operations of operating units of manufacturing facilities. Segment assets are generally determined on the basis of the tangible assets located at such operating units' manufacturing facilities and the intangible assets associated with the acquisitions of such operating units. However, certain operating units' goodwill and property, plant, and equipment balances are carried at the corporate level.

Titan is organized primarily on the basis of products being included in three marketing segments, with each reportable segment including wheels, tires, wheel/tire assemblies, and undercarriage systems and components.

The table below presents information about certain operating results of segments as reviewed by the chief operating decision maker of the Company as of and for the years ended December 31, 2022, 2021, and 2020 (amounts in thousands):

		2022		2021		2020
Revenues from external customers						
Agricultural	$	1,192,239	$	949,400	$	634,652
Earthmoving/construction		807,356		693,350		510,150
Consumer		169,785		137,465		114,511
	$	2,169,380	$	1,780,215	$	1,259,313
Gross profit						
Agricultural	$	193,585	$	135,807	$	65,408
Earthmoving/construction		135,788		83,705		37,885
Consumer		31,337		18,030		11,026
	$	360,710	$	237,542	$	114,319
Income (loss) from operations						
Agricultural	$	130,474	$	77,666	$	9,838
Earthmoving/construction		79,810		27,809		(21,620)
Consumer		22,843		9,553		1,085
Corporate & Unallocated		(27,325)		(29,853)		(24,654)
Income (loss) from operations		205,802		85,175		(35,351)
Interest expense		(29,796)		(32,221)		(30,554)
Loss on senior note repurchase		—		(16,020)		—
Foreign exchange gain (loss)		927		12,020		(11,025)
Other income, net		25,420		2,086		18,799
Income (loss) before income taxes	$	202,353	$	51,040	$	(58,131)
Capital expenditures						
Agricultural	$	25,738	$	20,749	$	10,869
Earthmoving/construction		17,576		15,014		8,859
Consumer		3,660		3,039		1,952
	$	46,974	$	38,802	$	21,680
Depreciation & amortization						
Agricultural	$	22,645	$	25,082	$	26,534
Earthmoving/construction		15,337		18,428		21,328
Consumer		3,226		3,621		4,785
Corporate & Unallocated		1,539		860		2,008
	$	42,747	$	47,991	$	54,655
Total assets						
Agricultural	$	548,523	$	517,528	$	444,843
Earthmoving/construction		538,064		502,373		478,264
Consumer		133,213		133,906		86,752
Corporate & Unallocated (a)		64,830		28,878		22,025
	$	1,284,630	$	1,182,685	$	1,031,884

(a) Unallocated assets included cash of approximately $20 million, $7 million, and $13 million at years ended December 31, 2022, 2021, and 2020, respectively.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents information by geographic area. Revenues from external customers were determined based on the location of the selling subsidiary. Geographic information as of and for the years ended December 31, 2022, 2021, and 2020 was as follows (amounts in thousands):

	2022	2021	2020
Net Sales			
United States	$ 1,074,715	$ 835,985	$ 583,400
Europe / CIS	577,877	479,724	343,452
Latin America	422,439	318,879	218,258
Other international	94,349	145,627	114,203
	$ 2,169,380	$ 1,780,215	$ 1,259,313
Long-Lived Assets			
United States	$ 97,112	$ 98,307	$ 103,748
Europe / CIS	138,617	146,547	163,265
Latin America	49,714	42,599	38,531
Other international	11,162	13,656	14,310
	$ 296,605	$ 301,109	$ 319,854

29. EARNINGS PER SHARE

Earnings per share for 2022, 2021, and 2020 were as follows (amounts in thousands, except per share data):

	2022	2021	2020
Net income (loss) applicable to common shareholders	$ 176,302	$ 49,586	$ (60,388)
Determination of shares:			
Weighted average shares outstanding (basic)	63,040	62,100	60,818
Effect of restricted stock and stock options	651	585	—
Weighted average shares outstanding (diluted)	63,691	62,685	60,818
Earnings per share:			
Basic	$ 2.80	$ 0.80	$ (0.99)
Diluted	$ 2.77	$ 0.79	$ (0.99)

The effect of restricted stock and stock options has been excluded for 2020 as the effect would have been antidilutive. The weighted average share amount excluded for restricted stock and stock options was 0.4 million shares for 2020.

30. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of this Form 10-K and determined that there have been no subsequent events that have occurred that would require adjustments to our disclosures in the consolidated financial statements.

BOARD OF DIRECTORS
As of April 2023

Maurice M. Taylor, Jr.
Chairman, Titan International, Inc.

Richard M. Cashin
President, OEP Capital Advisors, LP

Max A. Guinn
Retired, President Deere & Company

Mark H. Rachesky, M.D.
Founder And Chief Investment Officer,
MHR Fund Management, LLC

Paul G. Reitz
President And CEO, Titan International, Inc.

Anthony L. Soave
President And CEO, Soave Enterprises, LLC

Laura K. Thompson
Retired, Exec. Vice President,
The Goodyear Tire & Rubber Company

CORPORATE OFFICERS

Paul G. Reitz
President And CEO

David A. Martin
Senior Vice President And Chief Financial Officer

Michael G. Troyanovich
Secretary And General Counsel

Todd A. Shoot
Senior Vice President and Treasurer

Tony C. Eheli
Vice President And Chief Accounting Officer

SHAREHOLDER INFORMATION

Stock Exchange Listing
Common shares (symbol: TWI) are listed on the NYSE.

Transfer Agent and Registrar
Computershare
P.O. Box 43006
Providence, RI 02940-3006
(877) 237-6882
www.computershare.com/investor

Virtual Annual Meeting
June 8, 2023
10:00 a.m. CDT
www.virtualshareholdermeeting.com/TWI2023

Corporate Headquarters
1525 Kautz Road, Suite 600
West Chicago, IL 60185

FORWARD-LOOKING STATEMENTS

This 2022 Annual Report contains forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give current expectations and projections relating to financial condition, results of operations, plans, objectives, future performance, and business. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from expectations. Important factors that could cause actual results to differ materially from expectations, or cautionary statements, and other important information about forward-looking statements are disclosed under "Forward-Looking Statements" and Item 1A, "Risk Factors" in the Form 10-K for the year ended December 31, 2022, which is included as a part of this 2022 Annual Report.

CERTIFICATIONS

The Company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, the certifications of its Principal Executive Officer and Principal Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. During fiscal 2022, the Company submitted to the New York Stock Exchange the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.





